The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(2)

File Number 333-111452

SUBJECT TO COMPLETION, DATED MARCH 1, 2004

P R O S P E C T U S   S U P P L E M E N T

(To prospectus dated February 19, 2004)

3,400,000 Shares

Common Stock

$         per share

We are selling 3,400,000 shares of our common stock. We have granted the underwriters an option to purchase up to 510,000 additional shares of common stock to cover over-allotments.

Our common stock is listed on the New York Stock Exchange under the symbol “CSK.” The last reported sale price of our common stock on the New York Stock Exchange on February 26, 2004, was $25.21 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Chesapeake Corporation (before expenses)	$	$

The underwriters expect to deliver the shares on or about March     , 2004.

Joint Book-Running Managers

Citigroup	Banc of America Securities LLC

HSBC	SunTrust Robinson Humphrey

                        , 2004.

Five photos showing various packaging products supplied by Chesapeake Corporation.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

TABLE OF CONTENTS

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this common stock offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement. Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “Chesapeake,” “we,” “us,” and “our,” or similar terms, are to Chesapeake Corporation and its subsidiaries.

INDUSTRY AND MARKET DATA

We obtained the market and competitive position data used throughout this prospectus supplement and the accompanying prospectus from our own research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, neither we nor the underwriters have independently verified such data, and neither we nor the underwriters make any representation as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

S-ii

INCORPORATION OF CERTAIN DOCUMENTS;

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any reports, statements or other information on file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can review our SEC filings by accessing the SEC’s Internet site at http://www.sec.gov. In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or telephone number: Chesapeake Corporation, James Center II, 1021 E. Cary Street, Box 2350, Richmond, Virginia 23218-2350, (804) 697-1000, Attention: Investor Relations.

We are “incorporating by reference” in this prospectus supplement certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus supplement. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of our securities under this prospectus supplement is completed or withdrawn:

•	our annual report on Form 10-K for the fiscal year ended December 29, 2002;

•	our quarterly reports on Form 10-Q for the quarters ended March 30, 2003, June 29, 2003, and September 28, 2003;

•	our current reports on Form 8-K filed with the SEC on January 29, 2003, June 6, 2003, October 2, 2003, February 25, 2004, and February 27, 2004; and

•	the description of our common stock and preferred stock purchase rights contained in our registration statements on Form 8-A filed under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

Information contained in this prospectus supplement modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information in documents that we file with the SEC after the date of this prospectus supplement will automatically update and supersede information in this prospectus supplement or in earlier-dated documents incorporated by reference.

S-iii

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference forward-looking statements in this prospectus supplement. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “may,” “will likely result,” “will continue,” “project,” or other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Forward-looking statements include statements concerning:

•	future results of operations;

•	liquidity, cash flow and capital expenditures;

•	acquisition activities and the effect of completed acquisitions, including expected synergies and cost savings;

•	pending or anticipated litigation;

•	debt levels and the ability to obtain additional financing or make payments on our debt;

•	regulatory developments, industry conditions and market conditions; and

•	general economic conditions.

Our forward-looking statements are subject to risks and uncertainties. You should note that many important factors, some of which are discussed elsewhere in this prospectus supplement, the accompanying prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results, performance and financial condition to differ materially from those expressed in our forward-looking statements. See “Risk Factors.” Except as required by law, we do not undertake any obligation to update our forward-looking statements. Changes in the following important factors, among others, could cause our actual results to differ materially from those expressed in any such forward-looking statements:

•	competitive products and pricing;

•	production costs, particularly for raw materials such as folding carton and plastics materials;

•	fluctuations in demand;

•	possible recessionary trends in the United States and global economies;

•	governmental policies and regulations;

•	interest rates;

•	fluctuations in currency translation rates;

•	our ability to remain in compliance with our debt covenants; and

•	other risks that are detailed from time to time in reports we file with the SEC.

S-iv

SUMMARY

This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including “Risk Factors” and the documents that we have filed with the SEC and incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision.

CHESAPEAKE CORPORATION

Business Overview

We are a leading supplier of specialty value-added paperboard packaging products in Europe and a leading international supplier of plastic packaging products to niche end-use markets. We supply our value-added paperboard and plastic packaging products from a strategically located network of 41 paperboard packaging facilities in Europe and North America and nine plastic packaging facilities in Europe, Africa and Asia. In 2003, our consolidated net sales were $899 million and our income from continuing operations before interest and taxes was $75 million.

We focus on specific end-use packaging markets – such as pharmaceutical and healthcare, international and branded products (including alcoholic drinks, confectioneries, cosmetics and fragrances), tobacco, specialty chemicals and food and beverages – where customers demand:

•	creative packaging designs to position their brands with consumers and differentiate those brands on the retail shelf;

•	technical expertise and production capabilities to address their special packaging requirements and desire for innovative packaging solutions;

•	a broad range of printing processes and a one-stop-shop approach to their specialty packaging needs; and

•	broad geographic coverage and effective supply chain offerings.

Many of these markets are characterized by higher growth prospects and lower cyclicality than commodity packaging markets.

Historically, we were a manufacturer of commodity paper products, forest products and corrugated packaging products, with operations located primarily in the United States. Since 1997, we have divested our former commodity-based businesses, and have built our current core specialty packaging businesses through a series of acquisitions.

We believe that our competitive strengths include leading positions in many of the markets that we serve; sophisticated design and manufacturing capabilities; a broad range of printing processes and a one-stop-shop approach to customers’ paperboard packaging needs; a strategically located manufacturing network including pan-European service; and strong customer relationships. We continue to invest in our state-of-the-art manufacturing plants and design centers to enhance our ability to serve and grow with our customers. Our highly skilled, technically-oriented management team has developed an operating model focused on expertise in design, manufacturing and customer support.

Our business strategy is to increase our cash flow and profitability by pursuing external and internal growth within our target end-use markets and by continuing to improve our operating efficiency. We have integrated the operations of the specialty packaging companies we have acquired, resulting in reduced overhead, purchasing synergies and a more effective sales and marketing effort. Over the next few years, we plan to expand our network of value-added paperboard and plastic packaging facilities, which is now located primarily in Europe, through acquisitions of complementary businesses in North America. We also intend to pursue smaller acquisitions, joint ventures, alliances, and/or internal development of complementary businesses primarily in Europe and emerging markets such as the Asia-Pacific region. We believe such expansions and acquisitions will improve our geographic and product-line balance, satisfy our multinational customers’ desire for broad geographic coverage from their packaging supplier and permit us to leverage our expertise and customer relationships.

We compete in several end-use markets, such as alcoholic drinks, confectioneries, cosmetics and fragrances, that are seasonal in nature. As a result, our earnings stream is seasonal, with peak operational activity during the third and fourth quarters of the year.

Business Segments

We operate in two core business segments: paperboard packaging and plastic packaging. We also have a land development segment that, as of December 28, 2003, held approximately 500 acres of real estate which we expect to sell within the next three to six months. In 2003, our consolidated net sales by segment and geographic market were:

2003 Net Sales by Segment	2003 Net Sales by Geographic Market

Our 2003 income from continuing operations before interest and taxes (hereinafter referred to as “EBIT”) by segment was $60.4 million, $12.4 million and $7.3 million for our paperboard packaging, plastic packaging and land development segments, respectively. Segment EBIT excludes any restructuring charges and gains on sales of businesses. Excluding these amounts from our calculation of segment EBIT is consistent with how our management reviews segment performance and, we believe, affords you consistent measures of our operating performance. Our definition of segment EBIT is not necessarily comparable to similarly titled measures for other companies.

Paperboard Packaging

We specialize in the design and production of folding cartons, printed leaflets, labels and other value-added paperboard packaging products. In 2003, our paperboard packaging segment’s consolidated net sales by end-use market were:

Paperboard Packaging Segment 2003 Net Sales by End-Use Market

The specific end-use markets we focus on include:

•	Pharmaceutical and Healthcare. We are the leading supplier, based on sales, of pharmaceutical and healthcare paperboard packaging in Europe. Our network of 22 dedicated pharmaceutical and healthcare packaging plants in seven European countries offers pan-European manufacturing and distribution of folding cartons, labels and leaflets. Pharmaceutical manufacturers are increasingly demanding more comprehensive design services, reduced delivery times, more flexibility in order size and broader geographic coverage from their packaging suppliers. We have responded to these trends by providing pan-European service through a network of dedicated pharmaceutical and healthcare packaging plants, many of which are located in close proximity to their principal customers. Growth in the pharmaceutical and healthcare packaging market in Europe is primarily driven by new product launches, an increasing use of lifestyle drugs, such as Viagra® and Botox®, an aging population, and an increased focus on total patient costs which is increasing government budgets for home delivery of drugs. Further growth in Europe is being driven by legislation regarding more extensive patient information (such as leaflets and labels) and anti-conterfeiting measures, increased over-the-counter drug sales, more pre-packaged dispensing and an increase in the variety of available drugs.

•	International and Branded Products. We are a leading European supplier, based on sales, of the creative paperboard packaging desired by multinational, branded consumer products companies in end-use markets such as alcoholic drinks, confectioneries, cosmetics and fragrances. Brand leaders for these products value our ability to provide sophisticated creative and structural design, intricate graphic and embossed detail and value-added service enhancements to differentiate and position their products for retail sale at particular price points. Our customers frequently use packaging to emphasize a high-quality brand image, to attract retail customers and to protect against counterfeiting. In addition, increasing competition between premium brands results in our customers utilizing new designs, offering a broader range of products and package sizes within brands, and revamping packaging to appeal to local consumer preferences.

•

Tobacco Products.    We are one of Europe’s leading suppliers of paperboard packaging for the tobacco industry, including offset and gravure cartons, carton outers, printed paper and film, and inner frame board. Our customers use our packaging for brands that are manufactured in Europe for sale locally and to global export markets. Product packaging has become one of the leading promotional vehicles for tobacco products because of stringent limitations on other forms of marketing tobacco products in many countries.

•	Food and Household. We manufacture packaging, primarily consisting of folding cartons and labels, for a wide variety of food and household products, including wet and dry grocery products, frozen foods and household supplies. The food and household sector is served by facilities with stringent taint, odor and hygiene controls. For our customers, product packaging is an integral part of their marketing strategies. The market for food and household goods packaging is characterized by higher volumes and generally lower margins than our other end-use markets. Accordingly, we target food and household product customers that demand more intensive packaging design and process capabilities and customer service.

We also supply folding cartons and printed materials, such as software packages, labels, manuals and instruction kits, for technology and multimedia companies.

Plastic Packaging

Our plastic packaging segment designs and manufactures plastic containers, bottles, preforms and closures. In 2003, our plastic packaging segment’s consolidated net sales by end-use market were:

Plastic Packaging Segment 2003 Net Sales by End-Use Market

Our primary end-use markets are:

•	Agrochemicals and Other Specialty Chemicals. We design and manufacture high density polyethylene (“HDPE”) conventional and fluorinated barrier containers and closures for niche agrochemicals and other specialty chemicals markets, such as food flavorings, beverage concentrates and industrial solvents, primarily in Europe and China. Within these markets, approximately 40% of our sales are generated by products that utilize our proprietary in-line fluorinated blow-molding process. This process improves the barrier characteristics of a container by adding a protective coating to the interior wall that shields the plastic from the effects of corrosive fluids.

•	Food and Beverages. We are a leading supplier of plastic beverage packaging in the United Kingdom, Ireland and South Africa. We are the leading supplier of polyethylene terephthalate (“PET”) soft drink bottles in South Africa and the leading supplier of HDPE milk bottles in Ireland. We expect that the market for plastic beverage containers will continue to grow, as dairies continue to shift from glass and paper to HDPE packaging for milk products, beverage manufacturers shift from glass bottles and aluminum cans to PET plastic bottles for soft drinks and water, and as consumption of those beverages increases.

We also design and manufacture HDPE plastic bottles for pharmaceutical and healthcare markets, primarily at our plant in Cavan, Ireland.

Land Development

Our land development segment currently holds approximately 500 acres of real estate located in Virginia. We retained this acreage when we sold the timberland associated with our former pulp and paper operations because we believed this land was more valuable when sold for development or other uses. We plan to sell this land over the next three to six months.

Competitive Strengths

We believe that our competitive strengths in our paperboard and plastic packaging businesses include:

•	Leading positions in many of the higher-growth, higher-margin markets we target. We are the leading European supplier of paperboard packaging for pharmaceutical and healthcare products, and a leading supplier in Europe for international and branded consumer products. Our plastic packaging segment is a leading supplier of HDPE fluorinated barrier and conventional plastic containers for niche agrochemicals and other specialty chemicals and fluids markets, primarily in Europe, including containers produced with our proprietary in-line fluorinated blow-molding process. We focus on these and other niche end-use markets because we believe they offer attractive growth opportunities and because our value-added services, creative packaging solutions and specialized manufacturing techniques enable us to achieve higher operating margins than in commodity packaging markets.

•	Sophisticated design and manufacturing capabilities. We have sophisticated structural and creative package design skills, and significant experience in manufacturing complex package designs. For example, our design skills and ability to manufacture packaging that incorporates design and construction features with intricate graphic and embossed detailing is important to the marketing of our customers’ internationally branded products. Similarly, our pharmaceutical and healthcare customers rely on our ability to provide both regulatory and marketing information in attractive and functional paperboard packaging, while meeting stringent standards for quality and text integrity. In our plastic packaging segment, our technical expertise and experience relating to in-line fluorinated blow-molding of HDPE barrier containers is an important competitive strength.

•	Broad range of printing processes and a one-stop-shop approach to customers’ paperboard packaging needs. We offer our customers a broad range of print processes, special finishes and effects, many of which are technically challenging, and a one-stop-shop approach to their paperboard packaging needs. For example, we offer integrated text for leaflets and labels to complement folding carton applications in several end-use markets, including pharmaceutical and healthcare and cosmetics and fragrances. This one-stop-shop approach allows our customers to reduce the number of suppliers they use, simplify their packaging procurement and maintain strict quality control.

•	Broad geographic manufacturing network including pan-European service. We supply value-added paperboard and plastic packaging products throughout the world from a strategically located network of 41 paperboard packaging facilities in Europe and North America, and nine plastic packaging facilities in Europe, Africa and Asia. We offer a pan-European supply network in many of our end-use markets, meeting our customers’ needs for reduced delivery times and flexibility in both order size and geography.

•

Strong customer relationships.    We have long standing customer relationships with many of the world’s largest international and branded products and pharmaceutical and healthcare products companies. Our major customers include 3M Health Care Limited, a subsidiary of 3M Company;

Amalgamated Beverage Industries Limited (ABI); Boots Contract Manufacturing, a subsidiary of Boots Group PLC; British American Tobacco p.l.c.; Diageo plc; Gallaher Limited, a subsidiary of Gallaher Group Plc; Glaxo Operations UK Ltd., a subsidiary of GlaxoSmithKline plc; Nestlé Holdings UK Ltd., a subsidiary of Nestlé S.A.; Pfizer Inc.; and Storck KG. The average length of our relationships with our top ten customers exceeds 30 years.

Business Strategy

Our objective is to increase our cash flow and profitability by pursuing external and internal growth within our target end-use markets, while continuing to improve our operating efficiency.

•	External Growth. Over the next few years, we plan to expand our network of value-added paperboard and plastic packaging facilities, which is now located primarily in Europe, through the acquisition of complementary businesses in North America. We also intend to pursue smaller acquisitions, joint ventures or alliances involving complementary businesses primarily in Europe and emerging markets such as the Asia-Pacific region. We believe such expansions and acquisitions will improve our geographic and product-line balance, satisfy our multinational customers’ desire for broad geographic coverage from their packaging supplier and permit us to leverage our expertise and customer relationships.

•	Internal Growth. We focus our growth in markets where we believe we possess and can sustain competitive strengths through our ability to deliver creative packaging designs, and where the services and process capabilities we offer enable us to satisfy our customers’ special packaging requirements. These markets include: markets that offer higher growth potential, such as pharmaceutical and healthcare; markets where brand positioning and differentiation are important, such as international and branded products and over-the-counter pharmaceutical and healthcare; and markets that have special packaging requirements, such as pharmaceutical and healthcare and agrochemicals and other specialty chemicals. We continue to invest in new equipment and new manufacturing plants to maintain our leadership positions and competitive advantages while at the same time growing with our customers.

•	Improved Operating Efficiency and Profitability. We are focused on continuing to improve the operating efficiency and profitability of our businesses. Over the past four years, we have integrated the operations of the specialty packaging companies we have acquired. We have consolidated the sales, marketing and administrative functions of these businesses, which has resulted in reduced overhead, purchasing synergies and a more effective sales and marketing effort. In addition, we have rationalized our manufacturing facilities by closing five redundant or underutilized paperboard packaging facilities since 2000. We believe that continuing to improve our efficiency will enhance our competitive position, enabling us to retain or increase our market share while improving cash flow.

We are a holding company incorporated in Virginia. Our principal executive offices are located at James Center II, 1021 E. Cary Street, Richmond, Virginia 23218-2350. Our telephone number is (804) 697-1000.

RECENT DEVELOPMENTS

Fourth Quarter and Full Year 2003 Results

On January 27, 2004, we issued a press release in which we announced our results for the quarter and year ended December 28, 2003. The following summary sets forth information regarding those results.

	Fourth Quarter		Full Year
	2003	2002	2003	2002
	(in millions, except per share data)
Income Statement Data:
Net sales	$248.6	$240.3	$899.3	$822.2
Cost of products sold	201.6	191.0	728.1	664.2
Selling, general and administrative expenses	32.2	25.6	119.0	93.8
Gain on sale of business(1)	—	—	11.2	—
Other income, net(2)	6.4	2.0	11.5	10.2
Restructuring charges(3)	—	—	—	2.6

Income from continuing operations before interest and taxes (EBIT)	21.2	25.7	74.9	71.8
Interest expense, net	9.9	11.0	42.4	45.4

Income from continuing operations before taxes	11.3	14.7	32.5	26.4
Income tax expense	0.3	3.3	6.0	5.9

Income from continuing operations	11.0	11.4	26.5	20.5
Gain on disposal of discontinued operations, net of income taxes(4)	—	—	—	1.4

Net income	$11.0	$11.4	$26.5	$21.9

Diluted earnings per share: Income from continuing operations	$0.72	$0.75	$1.74	$1.35
Gain on sale of discontinued operations, net of taxes(4)	—	—	—	0.09
Net income	0.72	0.75	1.74	1.44
Weighted average shares and equivalents outstanding—diluted	15.3	15.1	15.2	15.2

Segment Data:
Net sales
Paperboard packaging	$207.4	$185.2	$753.4	$678.1
Plastic packaging	37.6	28.0	132.2	103.7
Land development	3.6	27.1	13.7	40.4

	$248.6	$240.3	$899.3	$822.2

Income from continuing operations before interest and taxes (EBIT)(5)
Paperboard packaging	$20.2	$18.8	$60.4	$62.3
Plastic packaging	3.6	2.1	12.4	8.5
Land development	1.5	7.9	7.3	15.7
Corporate	(4.1)	(3.1)	(16.4)	(12.1)
Gain on sale of business	—	—	11.2	—
Restructuring charges	—	—	—	(2.6)

	$21.2	$25.7	$74.9	$71.8

Depreciation
Paperboard packaging	$12.3	$10.0	$43.6	$38.9
Plastic packaging	2.6	2.3	10.2	8.6
Corporate	0.1	0.2	0.5	0.7

	$15.0	$12.5	$54.3	$48.2

Other Data:
Depreciation	$15.0	$12.5	$54.3	$48.2
Capital expenditures	10.0	18.2	52.4	51.2
Net cash provided by operations	36.9	36.2	85.4	52.5
Net cash used by investing activities	4.3	16.2	36.7	12.4
Cash available for stockholders and debt reduction(6)	32.6	20.0	48.7	40.1
Stockholders’ equity per common share	37.17	31.36	37.17	31.36

	December 28, 2003	December 29, 2002
Balance Sheet Data:
Cash and cash equivalents	$11.9	$15.7
Working capital(7)	62.9	83.0
Total assets	1,492.8	1,352.9
Total liabilities	923.1	876.3
Stockholders’ equity	569.7	476.6

(1)	The full year results for 2003 include a gain of $11.2 million ($7.7 million, net of income taxes) on the settlement of indemnity obligations to St. Laurent Paperboard (U.S.) Inc. related to a reduction of a reserve associated with the 1997 sale of a kraft products mill in West Point, Virginia.
(2)	The 2003 fourth quarter and full year results include $4.2 million and $4.9 million, respectively, of insurance gain related to equipment damaged in a fire. The full year results for 2002 include a $3.1 million gain on the sale of a plant in the paperboard packaging segment.
(3)	The full year results for 2002 include restructuring costs of $2.6 million ($1.8 million, net of income taxes) for the closure and consolidation of facilities in the paperboard packaging segment.
(4)	The full year results for 2002 include an after-tax revision to the estimated loss on the planned sale of discontinued operations of $1.4 million, or $0.09 per share.
(5)	Segment EBIT excludes any restructuring charges and gains on sales of businesses.
(6)	Cash available for stockholders and debt reduction is defined as net cash provided by operations less net cash used by investing activities. Cash available for stockholders and debt reduction for 2003 was reduced by $11.0 million for the payment to settle substantially all of the company’s indemnification obligations related to the sale of a kraft products mill in West Point, Virginia.
(7)	Working capital is defined as total current assets less total current liabilities.

Fourth Quarter 2003 Results

Net sales for the fourth quarter of 2003 were $248.6 million, up 3.5 percent over fourth quarter 2002 net sales of $240.3 million. The increase in net sales for the quarter was primarily due to favorable foreign currency exchange rates and increased volume in the plastic packaging segment. This increase was partially offset by lower sales in the land development segment. EBIT for the fourth quarter of 2003 was $21.2 million, down $4.5 million, or 17.5 percent, compared to $25.7 million for the fourth quarter of 2002. This decrease was primarily due to a reduction in land development segment EBIT of $6.4 million, lower volume in the alcoholic drink cartons market sector of the paperboard packaging segment and start-up expenses associated with a major product launch in the pharmaceutical and healthcare market sector of the paperboard packaging segment, offset in part by favorable effects of foreign currency translation and strong sales volume in our plastic packaging segment. Net income for the fourth quarter of 2003 was $11.0 million, a decrease of 3.5 percent over fourth quarter 2002 net income of $11.4 million. Net income for the quarter ended December 28, 2003, included a $4.2 million insurance gain related to equipment damaged in a fire.

Paperboard Packaging Segment.    Net sales of our paperboard packaging segment increased 12.0 percent to $207.4 million for the fourth quarter of 2003, compared to net sales of $185.2 million for the fourth quarter of 2002. This increase was primarily due to favorable foreign currency exchange rates. Excluding the effects of favorable foreign currency exchange rates, net sales for the paperboard packaging segment remained relatively flat compared to the prior year quarter, as increased volume in the pharmaceutical and healthcare market sector was offset by continued lower volume of alcoholic drink cartons in the international and branded market sector. The volumes across the remaining market sectors in the paperboard packaging segment were relatively consistent compared to the prior year quarter. EBIT for this segment of $20.2 million for the fourth quarter of 2003 increased 7.4 percent compared with $18.8 million in the fourth quarter of 2002. The increase in EBIT for the fourth quarter was primarily due to favorable foreign currency exchange rates and $4.2 million from an insurance claim for equipment damaged in a fire earlier in the year. Excluding the effect of changes in foreign currency exchange rates, EBIT for this segment was down 3.3 percent compared to the prior year quarter, with the insurance payment related to the equipment fire partially offsetting the lower volume in alcoholic drink cartons and start-up expenses associated with a major product launch in the pharmaceutical and healthcare market sector.

Plastic Packaging Segment.    Net sales of our plastic packaging segment for the fourth quarter of 2003 were $37.6 million, up 34.3 percent compared to net sales of $28.0 million for the fourth quarter of 2002. This increase in net sales was primarily due to favorable foreign currency exchange rates and increased volume in the food and household market sector due to investments in South Africa. Segment EBIT of $3.6 million for the fourth quarter of 2003 increased 71.4 percent from EBIT of $2.1 million for the comparable period of 2002. EBIT for the fourth quarter of 2003 increased primarily due to strong results in both the food and household and agrochemicals and other specialty chemicals market sectors, as well as favorable foreign currency exchange rates. The improved results in the food and household market sector were due to a combination of higher volume, favorable raw materials pricing and product mix, while the results in the agrochemicals and other specialty chemicals market sector were primarily due to higher volume.

Land Development Segment.    EBIT for the land development segment for the fourth quarter of 2003 was $1.5 million compared to $7.9 million for the same quarter of 2002 due to reduced land sales. We expect that the liquidation of our land holdings will be substantially completed in the next three to six months.

Full Year 2003 Results

Net sales for the year ended December 28, 2003, were $899.3 million, up 9.4 percent over 2002 net sales of $822.2 million. The increase in net sales for the year was primarily due to favorable foreign currency exchange rates and increased volume in the plastic packaging segment, offset in part by lower land development sales. EBIT for 2003 was $74.9 million, up $3.1 million, or 4.3 percent, compared to $71.8 million for 2002. This increase was primarily due to favorable foreign currency exchange rates and increased volume in the food and household market sector of the plastic packaging segment, as the high summer temperatures in Europe served to increase demand for soft drinks and bottled water and the plastic packaging segment’s volume increased resulting from investments in South Africa.

Net income for 2003 was $26.5 million, an increase of 21.0 percent over 2002 net income of $21.9 million. Net income for the year ended December 28, 2003, included a gain of $7.7 million, net of income taxes, on the settlement of environmental indemnification obligations related to the 1997 sale of a kraft products mill. Net income for the year ended December 29, 2002, included a gain on sale of discontinued operations of $1.4 million, net of income taxes. Net income for 2002 included restructuring costs of $2.6 million ($1.8 million, net of income taxes) for the closure and consolidation of facilities in the paperboard packaging segment. Other income, net, was $11.5 million for 2003 compared to $10.2 million for 2002. The 2003 results included a $4.9 million gain from insurance claims related to equipment damaged in a fire, and the 2002 results included a gain of approximately $3.1 million on the sale of a facility in the United Kingdom.

Paperboard Packaging Segment.    Net sales of our paperboard packaging segment increased 11.1 percent to $753.4 million for 2003, compared to net sales of $678.1 million for 2002. This increase in net sales was primarily due to favorable foreign currency exchange rates. Excluding the effects of favorable foreign currency exchange rates, net sale for the paperboard packaging segment decreased approximately 1.1 percent year-over-year, as volumes in the pharmaceutical and healthcare market sector increased but were offset by continued lower volume of alcoholic drink and confectionery cartons in the international and branded market sector. The volumes across the remaining market sectors in the paperboard segment were relatively consistent year-over-year. EBIT for this segment of $60.4 million for 2003 decreased 3.0 percent compared with EBIT of $62.3 million in 2002. Full year results were impacted by several factors. Alcoholic drinks and confectionery packaging experienced declines in sales volume due to decreased customer demand attributable to the lingering impact of SARS and the Iraqi conflict on the travel related sales channel and high summer temperatures in Europe. In addition, while overall volume in the pharmaceutical and healthcare market sector improved for the year, pricing pressure and start-up expenses associated with a major product launch depressed EBIT for 2003. These decreases were offset in part by favorable foreign currency exchange rates, improved results in the luxury packaging sector, and the gain of $4.9 million from insurance proceeds related to equipment damaged in a fire.

Plastic Packaging Segment.    Net sales of our plastic packaging segment for 2003 were $132.2 million, up 27.5 percent compared to net sales of $103.7 million for 2002. This increase in net sales was primarily due to favorable foreign currency exchange rates and increased sales volume. Excluding the impact of favorable foreign currency exchange rates, the plastics segment realized strong sales volume in the food and household market sector for 2003 as a result of recent investments in the African markets and higher volume due to hot summer conditions in Europe. Segment EBIT of $12.4 million for 2003 increased 45.9 percent from EBIT of $8.5 million for 2002. The increase in EBIT for the 2003 was due to favorable foreign currency exchange rates and increased volume in the food and household market sector as the high summer temperatures in Europe served to increase demand for soft drinks and bottled water. In addition, the segment realized increased volume resulting from investments in South Africa.

Land Development Segment.    EBIT for the land development segment for 2003 was $7.3 compared to $15.7 million for 2002 due to reduced land sales. We expect that the liquidation of our land holdings will be substantially completed in the next three to six months.

Amended and Restated Senior Bank Credit Facility

On February 23, 2004, our $250 million senior bank credit facility was amended and restated and, among other things, its maturity was extended to February 23, 2009. The amended and restated senior credit facility includes terms and conditions substantially similar to our previous facility that was in effect at December 28, 2003, but with improved pricing and more favorable financial covenants. The credit facility allows for up to $250 million (or the equivalent in foreign currency) in revolving credit borrowings, including sub-facilities for letters of credit and guarantees of loan notes we issued in connection with acquisitions. At February 23, 2004, we had $37.4 million of revolving credit borrowings, $9.0 million of letters of credit and $82.4 million of loan note guarantees outstanding under the credit facility. For details of the terms of the credit facility, please see our Current Report on Form 8-K filed with the SEC on February 27, 2004, which includes the credit facility as an exhibit and which is incorporated herein by reference.

THE OFFERING

Common stock offered by Chesapeake Corporation	3,400,000 shares

Common stock to be outstanding after this offering	18,840,755 shares

Use of proceeds

We estimate that our net proceeds from the sale of our common stock will be approximately $80.7 million, or $92.9 million if the underwriters exercise their over-allotment option (assuming an offering price of $25.21 per share, the last reported sale price of our common stock on February 26, 2004). We intend to use the net proceeds to redeem up to £40.25 million principal amount of our outstanding 10 3/8% senior subordinated notes due 2011 at a redemption price equal to 110.375% of the principal amount plus accrued and unpaid interest. Based on an exchange rate of £1 to $1.8618, the exchange rate in effect on February 26, 2004, we would use the net proceeds to redeem £39.3 million of the senior subordinated notes (excluding accrued and unpaid interest, and assuming no exercise of the underwriters’ over-allotment option). In the event our actual net proceeds exceed the amount necessary to redeem £40.25 million of senior subordinated notes, the remaining net proceeds will be used to repay outstanding borrowings under our senior credit facility and make open-market purchases of our other debt securities. See “Use of Proceeds.”

New York Stock Exchange symbol	CSK

The number of shares of our common stock that will be outstanding immediately after this offering is based on the number of shares outstanding as of February 19, 2004. It excludes, as of February 19, 2004, 1,790,871 shares of common stock subject to options outstanding under our stock incentive plans, which options have a weighted average exercise price of $27.73 per share.

Unless otherwise indicated, all information contained in this prospectus supplement assumes no exercise of the underwriters’ option to purchase up to 510,000 additional shares from us.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

We have derived the following summary consolidated historical financial data from our consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. Operating results for the nine month period ended September 28, 2003, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 28, 2003. You should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and unaudited interim financial statements and the related notes to those financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus for further details.

	Nine Months Ended		Years Ended
	September 28, 2003	September 29, 2002	December 29, 2002	December 30, 2001	December 31, 2000
	(in millions, except per share data)
Income Statement Data:

Net sales	$650.7	$581.9	$822.2	$790.5	$654.7
Cost of products sold	526.5	473.2	664.2	629.3	508.3
Selling, general and administrative expenses	86.8	68.2	93.8	110.0	99.0
Gain on sale of business(1)	11.2	—	—	—	—
Restructuring charges(2)(3)(4)	—	2.6	2.6	14.6	7.7
Other income, net(4)(5)	5.1	8.2	10.2	9.4	6.0

Income from continuing operations before interest and taxes (EBIT)	53.7	46.1	71.8	46.0	45.7
Interest expense, net(6)	32.5	34.4	45.4	31.3	28.1
Income from continuing operations before taxes	21.2	11.7	26.4	14.7	17.6
Income tax expense	5.7	2.6	5.9	4.2	6.4

Income from continuing operations	15.5	9.1	20.5	10.5	11.2
Discontinued operations:
Loss from discontinued operations, net of tax benefit(7)	—	—	—	—	(33.4)
Gain (loss) on disposal of discontinued operations, net of tax benefit (expense)(7)	—	1.4	1.4	113.0	(43.6)
Extraordinary item, net of income taxes of $0.9	—	—	—	—	(1.5)

Net income (loss)	$15.5	$10.5	$21.9	$123.5	$(67.3)

Diluted earnings per share:
Income from continuing operations	$1.02	$0.60	$1.35	$0.69	$0.70
Discontinued operations, net of income taxes	—	0.09	0.09	7.43	(4.81)
Extraordinary item	—	—	—	—	(0.09)

Diluted earnings per share	$1.02	$0.69	$1.44	$8.12	$(4.20)

Weighted average shares and equivalents outstanding—diluted	15.2	15.2	15.2	15.2	16.0

Segment Data:

Net sales
Paperboard packaging	$546.0	$492.9	$678.1	$671.4	$547.1
Plastic packaging	94.6	75.7	103.7	98.5	86.4
Land development	10.1	13.3	40.4	20.6	21.2

	$650.7	$581.9	$822.2	$790.5	$654.7

Income from continuing operations before interest and taxes (EBIT)(8)
Paperboard packaging	$40.2	$43.5	$62.3	$62.1	$50.7
Plastic packaging	8.8	6.4	8.5	3.0	7.2
Land development	5.8	7.8	15.7	15.0	15.5
Corporate	(12.3)	(9.0)	(12.1)	(19.5)	(20.0)
Gain on sale of business	11.2	—	—	—	—
Restructuring/special charges	—	(2.6)	(2.6)	(14.6)	(7.7)

	$53.7	$46.1	$71.8	$46.0	$45.7

Depreciation and amortization
Paperboard packaging	$31.3	$28.9	$38.9	$48.2	$42.8
Plastic packaging	7.6	6.3	8.6	10.5	8.9
Land development	—	—	—	0.1	0.1
Corporate	0.4	0.5	0.7	1.5	1.4
Discontinued operations	—	—	—	11.1	20.4

	$39.3	$35.7	$48.2	$71.4	$73.6

	Nine Months Ended		Years Ended
	September 28, 2003	September 29, 2002	December 29, 2002	December 30, 2001	December 31, 2000
Other Data:
Capital expenditures	$42.4	$33.0	$51.2	$41.3	$77.3
Depreciation and amortization	39.3	35.7	48.2	71.4	73.6
Stockholders’ equity per common share	33.97	31.68	31.36	28.36	23.13
Long-term debt to total capitalization(9)	47.0%	48.8%	49.2%	51.6%	52.8%
Long-term debt to stockholders’ equity	95.0%	102.2%	102.0%	113.3%	181.8%

	September 28, 2003	December 29, 2002	December 30, 2001
Balance Sheet Data:
Cash and cash equivalents	$14.9	$15.7	$20.1
Working capital(10)	85.1	83.0	59.3
Total assets	1,395.7	1,352.9	1,245.6
Total liabilities	876.0	876.3	814.6
Stockholders’ equity	519.7	476.6	431.0

(1)	The full year results for 2003 include a gain of $11.2 million ($7.7 million, net of income taxes) on the settlement of indemnity obligations to St. Laurent Paperboard (U.S.) Inc. related to a reduction of a reserve associated with the 1997 sale of a kraft products mill in West Point, Virginia.

(2)	The full year results for 2002 include restructuring costs of $2.6 million ($1.8 million, net of income taxes) for the closure and consolidation of facilities in the paperboard packaging segment.

(3)	The full year results for 2001 include restructuring costs of approximately $14.6 million ($9.3 million, net of income taxes) primarily for corporate downsizing and severance in the paperboard packaging segment.

(4)	The full year results for 2000 include a special charge associated with the net acquisition costs for the Shorewood tender offer of $2.6 million, offset by a $2.6 million tax benefit, and a restructuring charge of $7.7 million ($4.7 million, net of income taxes) primarily for the closure of a paperboard packaging facility and Shorewood defense costs.

(5)	The 2003 fourth quarter and full year results include $4.2 million and $4.9 million, respectively, of insurance gain related to equipment damaged in a fire. The full year results for 2002 include a $3.1 million gain on the sale of a plant in the paperboard packaging segment.

(6)	The full year results for 2001 include interest expense allocated to discontinued operations of $6.6 million and the full year results for 2000 include allocations of interest expense to discontinued operations of $11.0 million.

(7)	The full year results for 2002 include an after-tax revision to the estimated loss on the planned sale of discontinued operations of $1.4 million, or $0.09 per share. The full year results for 2001 include an after-tax gain on the sale of our five percent equity interest in a tissue joint venture with Georgia-Pacific Corporation (which is classified as a discontinued operation) of $140.6 million, or $9.25 per share, offset in part by an after-tax revision to the estimated loss on the planned sale of discontinued operations of $27.6 million, or $1.82 per share. The full year results for 2000 include a loss for discontinued operations of $77.0 million, or $4.81 per share.

(8)	Segment EBIT excludes any restructuring charges and gains on sales of businesses.

(9)	Total capitalization for purposes of this computation is the sum of stockholders’ equity, long-term debt and long-term deferred income taxes.

(10)	Working capital is defined as total current assets less total current liabilities.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, in evaluating us, our business and an investment in our common stock. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of our common stock to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may impair our business.

Risks Related to Our Substantial Indebtedness

Our substantial indebtedness could adversely affect our operations, cash flow and ability to fulfill our obligations under our debt securities.

We and our subsidiaries have a substantial amount of outstanding indebtedness. On December 28, 2003, we had total indebtedness of approximately $486.9 million, and approximately $58 million of additional revolving credit capacity under our senior credit facility. On December 28, 2003, on an as adjusted basis giving effect to the offering and our expected use of the net proceeds therefrom (assuming an offering price of $25.21 per share, the last reported sale price of our common stock on February 26, 2004), we would have had total indebtedness of approximately $413.6 million, and approximately $127.5 million of additional revolving credit capacity under our senior credit facility (assuming we use the net proceeds of the offering to redeem £40.25 million, or approximately $71.5 million at an exchange rate of £1 to $1.7757, the exchange rate in effect on December 28, 2003, principal amount of our senior subordinated notes due 2011 at a redemption price equal to 110.375% of the principal amount thereof (excluding accrued and unpaid interest and assuming no exercise of the underwriters’ over-allotment option)). See “Capitalization” and “Use of Proceeds.” We and our subsidiaries will be able to incur substantial additional indebtedness in the future. Our substantial leverage could have significant consequences to you. For example, it could:

•	make it more difficult for us to generate sufficient cash to satisfy our obligations with respect to our indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, reducing the amount of our cash flow available for other purposes, including dividend payments, capital expenditures, acquisitions and other general corporate purposes;

•	require us to sell debt or equity securities or to sell some of our core assets, possibly on less than favorable terms, to meet debt payment obligations;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a possible competitive disadvantage compared to our competitors that have less debt; and

•	expose us to risks that are inherent in interest rate fluctuations because a part of our indebtedness bears variable rates of interest.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

Restrictive covenants in our senior credit facility and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility.

Our senior credit facility contains restrictive covenants that include limits on our ability to prepay our other indebtedness, limits on liens and limits on mergers and asset sales. Our senior credit facility also requires us to maintain specified financial ratios. Our ability to meet those financial ratios can be affected by a deterioration in our operating results, as well as by events beyond our control, including economic conditions, and we cannot assure you that we will meet those ratios. A breach of any of these covenants, ratios or restrictions could result in an event of default under our senior credit facility and any of our other indebtedness that may be cross-defaulted to our senior credit facility. Upon the occurrence of an event of default under the senior credit facility or such other indebtedness, the lenders could terminate their commitment to lend and elect to declare all amounts outstanding under such indebtedness, together with accrued interest, to be immediately due and payable. If these lenders accelerate the payment of that indebtedness or foreclose on the collateral, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other debt.

In addition, the indenture for our senior subordinated notes due 2011 contains restrictive covenants that limit our ability to:

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	incur additional indebtedness;

•	make investments or certain other restricted payments;

•	create liens;

•	sell assets;

•	issue or sell stock of restricted subsidiaries;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisitions or other corporate opportunities.

Risks Related to Our Business

Our business may suffer from risks related to potential future acquisitions.

The operations of our company have substantially changed over the last seven years through the divestiture of our commodity paper products, forest products and corrugated packaging businesses and the acquisition of our existing specialty packaging operations. Substantially all of our existing specialty packaging operations were acquired within the last five years through a series of acquisitions. As part of our business strategy, over the next few years, we may expand our network of value-added packaging facilities, which is now located primarily in Europe, through the acquisition of complementary businesses in North America and we may pursue smaller acquisitions, joint ventures or alliances primarily in Europe and emerging markets such as the Asia-Pacific region. We cannot assure you that we will be able successfully to integrate any future acquisitions, which could adversely impact our long-term competitiveness and profitability.

Any future acquisitions will involve a number of risks that could harm our financial condition, results of operations and competitive position. In particular:

•	The integration process could disrupt the activities of the businesses that are being combined. The combination of the businesses or plants may require, among other things, coordination of administrative and other functions and consolidation of production capacity. Plant consolidation may strain our ability to deliver products of acceptable quality in a timely manner from consolidated facilities. We may experience attrition among the skilled labor force at the companies acquired in reaction to being acquired and in reaction to our consolidation of plants.

•	The execution of our integration plans may divert the attention of our management from operating our business.

•	We may assume known and unanticipated liabilities and contingencies.

•	Future acquisitions could cause a reduction of our reported earnings because of the issuance of additional securities or debt, increased interest costs, goodwill write-offs and an increased income tax rate.

With respect to our strategic plan to grow in part through acquisitions, we cannot assure you that we will be able to identify suitable acquisitions at acceptable prices or that we will have access to sufficient capital to take advantage of desirable acquisitions. We cannot assure you that our future acquisitions will have revenues, profits or productivity comparable to those of our past acquisitions. Future acquisitions may require substantial capital. Although we expect to use borrowings under our senior credit facility to pursue these opportunities, we cannot assure you that such borrowings will be available in sufficient amounts or that other financing will be available in amounts and on terms that we deem acceptable. In addition, our senior credit facility and senior subordinated notes due 2011 impose, and our future indebtedness may impose, limitations on our ability to enter into acquisitions, alliances or joint ventures. Our financial performance and the condition of the capital markets will affect the value of our common stock, which could make it a less attractive form of consideration for making acquisitions. If we cannot identify suitable acquisitions or if we cannot access sufficient capital to take advantage of such acquisitions, we may have to curtail our strategic plan for growth through acquisitions, which could limit our ability to achieve our targeted competitive strategic position and have a material adverse impact on our long-term success.

Our business and financial performance may be harmed by future increases in raw material costs.

The primary raw material for our paperboard packaging segment is paperboard, which is converted to make the walls of the packaging unit. The primary raw materials for our plastic packaging segment are raw PET and HDPE plastic resins, which are converted to form plastic preforms, bottles, containers and closures. The primary raw materials used in our business are commodities that are subject to cyclical price fluctuations, which could harm our business. The cyclical nature of paperboard, HDPE and PET pricing presents a potential risk to our profit margins because we may not be able to immediately pass along price increases to our customers. Moreover, an increase in the selling prices for the products we produce, resulting from a pass-through of increased raw materials costs, could reduce the volume of units we sell and decrease our revenues.

Competition in specialty packaging markets could harm our financial condition and results of operations.

Competition is intense in the paperboard and plastic packaging markets that we serve, both from large companies and from local and regional producers and converters. Some of these competitors have substantially greater resources than we do. This competition from existing paperboard and plastic packaging suppliers could harm our financial condition and results of operations.

Additionally, we face the threat of increased competition in the future from new entrants from outside the packaging industry, as well as from existing packaging suppliers, because there are limited barriers to entry for supplying paperboard and plastic packaging to many of the end-use markets that we serve. Capital costs are low, and there are only moderate intellectual property and technological barriers. As a result, it can be difficult for us to increase prices because, if we increase prices above a competitive level, customers can change to a new supplier.

Our paperboard packaging and plastic packaging segments also face competition from producers of packaging made from other materials that are suitable for packaging. Our paperboard packaging segment faces competition from producers of packaging using metals, foils, glass and plastics, and our plastic packaging segment faces competition from producers of packaging using paperboard, foils and metals. The prices that we can charge for paperboard and plastic packaging are therefore constrained by the availability of substitutes such as metal and glass packaging. With increased competition, we may be required to lower prices, which may reduce our margins and profitability.

If we fail to maintain satisfactory relationships with our larger packaging customers, our business may be harmed.

We generally do not enter into long-term fixed quantity supply agreements with our main customers. Many of our larger packaging customers are multinational companies that purchase large quantities of packaging materials. Typically, major packaging customers centralize their purchasing on a pan-European basis and seek to obtain their packaging requirements from a limited number of sources to achieve maximum efficiency. Many of these companies are sophisticated purchasers with centralized procurement departments. They generally enter into supply arrangements through a tender process that solicits bids from several potential suppliers and selects the winning bid based on several attributes, including price and service. Generally the supply arrangements (usually for terms of one to five years) specify the terms of trade and service requirements for the period of the arrangement and some award sole or preferred supply for specific classes of packaging products for the customer, but only to the extent the customer requires such products. The significant negotiating leverage possessed by many of our customers and potential customers limits our ability to negotiate supply arrangements with favorable terms and creates pricing pressure, reducing margins industry wide. We regularly submit bids for new business or renewal of existing business. The loss of one or more of our larger customers, or reduced orders by any of our larger customers, could harm our business and results of operations. Moreover, our customers may vary their order levels significantly from period to period, and customers may not continue to place orders with us in the future at the same levels as in prior periods. Because of the nature of our business, order backlogs are not large. In the event we lose any of our larger customers, we may not be able to rapidly replace that revenue source, which could harm our financial results.

Our business and financial performance may be adversely affected by downturns in the target markets that we serve.

Demand for our specialty packaging products in the principal end-use markets we serve is primarily driven by consumer consumption of the products sold in the packages we produce, which is often affected by general economic conditions. The primary end-use markets for our paperboard packaging segment are pharmaceutical and healthcare, international and branded products (such as alcoholic drinks, confectioneries, cosmetics and fragrances), tobacco products, and food and household, while the primary end-use markets for our plastic packaging segment are agrochemicals and other specialty chemicals, and food and beverages. Downturns in these sectors could result in decreased demand for our products. In particular, our business may be adversely affected during periods of economic weakness by the general softness in these consumer markets. Our results could be adversely affected if economic conditions weaken. These conditions are beyond our ability to control and have had, and may continue to have, a significant impact on our sales and results of operations.

We may be adversely affected by seasonal sales cycles.

Demand for goods in several of our target end-use markets, especially alcoholic drinks, confectioneries, cosmetics and fragrances, is typically strongest during our third and fourth fiscal quarters due to the increase in orders placed in preparation for the year-end holiday and Easter shopping seasons. Demand for our paperboard packaging products from customers in these end-use markets is therefore typically strongest during the third and fourth fiscal quarters. We generally ship a majority of our paperboard packaging products to customers in these end-use markets in the third and fourth fiscal quarters. If these customers anticipate soft year-end holiday or Easter sales, this may result in reduced sales of our paperboard packaging products, which could have an adverse effect on our results of operations for that year. Our borrowing needs are greatest in the first and second fiscal quarters due to reduced seasonal cash flow from our business. We typically generate nearly all of our cash from operating activities in the second half of our fiscal year, and use cash in operating activities during the first half of the year as a result of our working capital needs.

We conduct the majority of our operations in non-U.S. countries, and our operating results are highly dependent on our non-U.S. sales and operations, which exposes us to various risks.

We conduct the majority of our operations in non-U.S. countries, which exposes us to risks from changes in the political, economic and financial environments in those countries. Sales to customers outside North America accounted for over 90% of our net revenues during each of the last three years. In addition, one of our strategies for increasing our revenues depends on expansion into additional non-U.S. markets. Our non-U.S. sales and operations are subject to a variety of risks, including:

•	difficulties in staffing and managing non-U.S. operations;

•	inflexible local labor markets and work rules;

•	fluctuations in currency exchange rates or imposition of currency exchange controls;

•	costs (such as labor, raw materials and equipment costs) that fluctuate in the countries in which we do business because such costs are denominated in non-U.S. currencies;

•	issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property;

•	changes in trading policies and regulatory requirements, including export license requirements, trade barriers, tariffs and tax laws;

•	language and cultural differences;

•	general political and economic conditions and trends in non-U.S. markets;

•	expropriation of assets, including bank accounts, intellectual property and physical assets, by non-U.S. governments;

•	greater risk of uncollectible accounts; and

•	longer collection cycles.

Accordingly, we may not be able to successfully execute our business plan in non-U.S. markets. If we are unable to achieve anticipated levels of revenues from our non-U.S. operations, our revenues and profitability will decline.

We are subject to many environmental laws and regulations that require significant expenditures for compliance and remediation efforts, and changes in the law could increase those expenses and adversely affect our operations.

Compliance with the environmental and the health and safety requirements of international, non-U.S. and U.S. federal, state and local governments significantly affects our business. Among other things, these requirements regulate the discharge of materials into the water, air and land and govern the use and disposal of hazardous substances. Under certain environmental laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site or for natural resource damages associated with such contamination. We have a policy of assessing real property for environmental risks prior to purchase. We regularly make capital and operating expenditures to stay in compliance with environmental laws. We are also required to maintain various environmental permits and licenses, many of which require periodic modification and renewal. Despite these compliance efforts, risk of environmental liability, including the possible imposition of fines and penalties stemming from non-compliance with environmental laws, permits or licenses, is part of the nature of our business. We cannot assure you that environmental liabilities, including compliance and remediation costs, will not have a material adverse effect on us in the future. In addition, future events may lead to additional compliance or other costs that could have a material adverse effect on our business. Such future events could include changes in, or new interpretations of, existing laws, regulations or enforcement policies; additional information or facts surfacing with respect to existing investigations or the identification of as yet unknown contamination; further investigation of the potential health hazards of certain products or business activities; or the adoption of new laws, regulations or permitting requirements.

The subsidiary that comprised our former tissue segment has been identified by the U.S. federal government and the State of Wisconsin as a potentially responsible party with respect to possible natural resource damages and remediation and restoration liability in the Fox River and Green Bay System in Wisconsin. In connection with the disposition of the assets of that subsidiary, we retained liability for, and the third party indemnity rights associated with, discharges of polychlorinatedbiphenyls (commonly referred to as “PCBs”) and other hazardous materials in the Fox River and Green Bay System. We and other potentially responsible parties are currently engaged in the investigation and remediation of this location. Given the many uncertainties associated with the nature and scope of the remediation effort that will ultimately be required, and uncertainties associated with the possible recovery of the cost of such efforts from third parties, we cannot assure you that the ultimate costs related to this site will not have a material adverse affect on our results. For additional information regarding this matter, and other potential environmental matters that could affect us, see Note 8 to our unaudited interim financial statements incorporated by reference in this prospectus supplement from our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2003.

We depend on certain key personnel, and the loss of any key personnel may seriously harm our business.

Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly those highly skilled employees involved in the design and manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees could harm our business.

Our historical financial information may be of limited relevance.

The historical financial information included or incorporated by reference in this prospectus supplement and the accompanying prospectus does not give effect to various significant acquisitions that we have made in the last several years for periods prior to their date of acquisition. In addition, we have discontinued a substantial portion of our historical operations, all of which are reflected as discontinued operations in our financial statements. As a result of these significant events, you may have difficulty evaluating our current or anticipated operating results based on our historical results of operations.

Future government regulations and judicial decisions affecting the packaging we produce or the products shipped in the packaging we produce could significantly reduce demand for our packaging products.

Government regulations and judicial decisions that affect the packaging we produce or the products shipped in the packaging we produce could significantly reduce demand for our packaging products. Tobacco products have increasingly been subject to litigation and regulation throughout the world. Consumer demand for tobacco products has declined in some countries as a result, and if demand for tobacco products continues to decline and/or begins to decline in other countries, our sales of tobacco packaging could be adversely affected. For example, proposed European Union legislation could limit the tar and nicotine levels of tobacco products produced in Europe, even if manufactured for export. Future legislation could also limit the use of secondary packaging, such as limiting the sale of bottles of alcoholic drinks in paperboard boxes. If such legislation becomes law, it could significantly reduce demand for many of our paperboard packaging products and adversely affect our sales.

Risks Related to Our Common Stock and This Offering

We are a holding company and are dependent upon dividends from our subsidiaries to meet our debt service obligations and to pay dividends on our common stock.

We are a United States holding company and conduct all of our operations through our subsidiaries, most of which are located in other countries. As a result, our cash flow and our ability to meet our debt service obligations and to pay dividends on our common stock depend on the earnings of our direct and indirect subsidiaries and our receipt of funds from those subsidiaries through dividends, loans or advances. Subject to the restrictions contained in the indenture governing our senior subordinated notes due 2011, future borrowings by our subsidiaries may contain restrictions or prohibitions on the payment of dividends by our subsidiaries to us. In addition, under applicable law, our subsidiaries may be limited in amounts that they are permitted to pay as dividends to us on their capital stock. In particular, there are significant tax and other legal restrictions on the ability of non-U.S. subsidiaries to remit money to us. As a result, our subsidiaries may not be able to pay dividends to us. If they do not, we will not be able to make debt service payments or pay dividends on our common stock.

Our common stock is junior to our liabilities and the liabilities of our subsidiaries.

Our common stock will be subordinated to the prior payment in full of our and our subsidiaries’ current and future indebtedness and other liabilities. As of December 28, 2003, we had approximately $923.1 million of consolidated liabilities outstanding, including trade payables. As of December 28, 2003, on an as adjusted basis giving effect to the offering and our expected use of the net proceeds therefrom (assuming an offering price of $25.21 per share, the last reported sale price of our common stock on February 26, 2004), the aggregate amount of our consolidated liabilities, including trade payables, would be approximately $849.8 million (assuming we use the net proceeds of the offering to redeem £40.25 million, or approximately $71.5 million at an exchange rate of £1 to $1.7757, the exchange rate in effect on December 28, 2003, principal amount of our senior subordinated notes due 2011 at a redemption price equal to 110.375% of the principal amount thereof (excluding accrued and unpaid interest and assuming no exercise of the underwriters’ over-allotment option)). We and our subsidiaries may incur additional indebtedness.

If we are declared bankrupt or insolvent, or if there is a payment default under, or an acceleration of, any of our indebtedness, we will be required to pay the lenders under our indebtedness and our other liabilities in full before we use any of our assets to pay holders of our common stock. Accordingly, we may not have enough assets to pay holders of our common stock anything after paying our indebtedness and other liabilities. In addition, we may not be permitted to pay any dividends or distributions to holders of our common stock in the event of a payment default with respect to our indebtedness, unless the indebtedness has been paid in full or the default has been cured or waived. In addition, if other non-payment defaults with respect to our indebtedness occur, we may not be permitted to pay any dividends or distributions to holders of our common stock.

Agreements with our creditors restrict our ability to pay dividends on our common stock.

Certain provisions of the indenture governing our senior subordinated notes due 2011 restrict our ability to pay dividends on, and repurchase shares of, our common stock. Under the most restrictive limitation affecting the payment of cash dividends contained in such indenture, approximately $27.4 million of retained earnings was available for the payment of dividends as of December 28, 2003. This covenant is adjusted periodically based on our financial performance.

We may issue additional shares of our common stock and dilute your ownership percentage in our company, which may cause the price of our common stock to decline and decrease the amount of dividends you might otherwise receive in the future.

We may issue additional shares of our common stock or preferred stock in the future, which would dilute your ownership percentage in our company. Future issuances of substantial amounts of our common stock or preferred stock, or the potential for such sales, could adversely affect the market price for our common stock. Future issuances of substantial amounts of our common stock or preferred stock could also decrease the amount of dividends you might otherwise receive in the future. We may issue additional shares of common stock or preferred stock for many reasons, including, but not limited to:

•	raising additional capital or financing acquisitions;

•	to cover the exercise of outstanding options or warrants or the conversion of convertible debt securities or shares of convertible preferred stock; or

•	for the payment of stock dividends in lieu of the payment of cash dividends.

Anti-takeover provisions under Virginia state law and in our articles of incorporation and our bylaws may negatively affect the price of our common stock.

The Virginia State Corporation Act, our articles of incorporation and our bylaws contain various provisions that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, our company. These provisions include provisions that, among other things:

•	divide our board of directors into three classes of directors serving staggered three-year terms;

•	provide that directors may be removed only by the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock (which required vote may only be changed by the affirmative vote of a majority of our continuing directors and the holders of two-thirds of our outstanding common stock);

•	require the affirmative vote of holders of at least 80% of our outstanding shares of common stock to approve certain business combinations; and

•	require approval of material acquisition transactions (such as mergers, share exchanges, and material dispositions of corporate assets not in the ordinary course of business) between our company and any holder of more that 10 percent of any class of our outstanding voting shares by the holders of at least two-thirds of the remaining voting shares of our company.

These provisions could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could limit the price that investors would be willing to pay in the future for shares of our common stock. See “Description of Our Common Stock—Certain Provisions of Virginia Law, Our Articles and Bylaws.”

Our stock could experience price and volume volatility.

Our common stock is quoted on the New York Stock Exchange, which has experienced and may continue to experience significant price and volume fluctuations which could adversely affect the market price of our common stock, without regard to our operating performance. In addition, the price of our common stock has fluctuated significantly in the past and could fluctuate substantially in the future based on factors such as:

•	quarterly fluctuations in our financial results;

•	earnings below analyst estimates;

•	forecasts below analyst estimates; and

•	the actual and forecasted financial performance and other activities of other companies in the specialty packaging industry.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the New York Stock Exchange under the symbol “CSK.” The following table sets forth on a per share basis for the periods indicated the high and low sales prices for our common stock on the New York Stock Exchange Composite Tape and the dividends paid per share on our common stock:

	Common Stock Price Range		Dividends Paid Per Share of Common Stock
	High	Low
2001
First Quarter	$27.20	$19.25	$0.22
Second Quarter	24.49	21.25	0.22
Third Quarter	29.91	22.20	0.22
Fourth Quarter	29.50	23.50	0.22

2002
First Quarter	$30.80	$26.05	$0.22
Second Quarter	29.30	24.45	0.22
Third Quarter	26.85	15.12	0.22
Fourth Quarter	18.80	12.62	0.22

2003
First Quarter	$18.67	$14.25	$0.22
Second Quarter	22.86	16.30	0.22
Third Quarter	24.48	21.44	0.22
Fourth Quarter	27.45	22.05	0.22

2004
First Quarter (through February 26, 2004)	$27.77	$23.30	$0.22

On February 26, 2004, the reported closing price for our common stock on the New York Stock Exchange Composite Tape was $25.21 per share.

Cash dividends have been paid on our common stock each year since 1933. We intend to continue our present policy of paying quarterly dividends. However, the amount of future dividends will depend upon our future earnings, financial condition and capital needs and other factors deemed relevant by our board of directors, and will be subject to restrictions and limitations contained in the indenture governing our subordinated notes due 2011. Under the most restrictive limitation affecting the payment of cash dividends contained in such indenture, approximately $27.4 million of retained earnings was available for the payment of dividends as of December 28, 2003. This covenant is adjusted periodically based on our financial performance. We do not expect that the covenant will materially limit our ability to pay dividends, in accordance with our current dividend policy, for the foreseeable future.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of our common stock, after deducting estimated discounts and commissions and estimated expenses of the offering, will be approximately $80.7 million, or $92.9 million if the underwriters exercise their over-allotment option (assuming an offering price of $25.21 per share, the last reported sale price of our common stock on February 26, 2004). We intend to use the net proceeds to redeem up to £40.25 million principal amount of our outstanding 10 3/8% senior subordinated notes due 2011 at a redemption price equal to 110.375% of the principal amount plus accrued and unpaid interest. Based on an exchange rate of £1 to $1.8618, the exchange rate in effect on February 26, 2004, we would use the net proceeds to redeem £39.3 million of the senior subordinated notes (excluding accrued and unpaid interest, and assuming no exercise of the underwriters’ over-allotment option). The proceeds from the sale of our senior subordinated notes were used to repay outstanding borrowings under our senior credit facility, which borrowings were in turn used for general corporate purposes, including tax payments and working capital. In the event our actual net proceeds from the sale of our common stock exceeds the amount necessary to redeem £40.25 million of senior subordinated notes, the remaining net proceeds will be used to repay outstanding borrowings under our senior credit facility and make open-market purchases of our other debt securities, the proceeds of which were used for general corporate purposes.

Pending these uses, we may invest the proceeds in short-term, investment grade, interest-bearing securities, certificates of deposit or guaranteed obligations of the United States.

CAPITALIZATION

The following table sets forth, as of September 28, 2003, (1) our actual cash and cash equivalents and capitalization and (2) our cash and cash equivalents and capitalization on an as adjusted basis to reflect the sale of 3.4 million shares of our common stock in this offering and the application of the net proceeds therefrom, which we estimate to be approximately $80.7 million after deducting the expected underwriting discounts and commissions and estimated offering expenses (assuming an offering price of $25.21 per share, the last reported sale price of our common stock on February 26, 2004). We intend to use the net proceeds to redeem £40.25 million principal amount of our senior subordinated notes (or approximately $66.8 million at an exchange rate of £1 to $1.6596, the exchange rate in effect on September 28, 2003). See “Use of Proceeds.” This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus.

	September 28, 2003
	Actual	As Adjusted for Offering
	(in millions)
Cash and cash equivalents	$14.9	$14.9

Debt:
Notes payable-banks:
Credit lines, average interest 3.76%(1)	$72.2	$65.2
Term loans, average interest 7.44%(2)	7.8	7.8
Unsecured notes:
7.20% notes, due 2005	85.0	85.0
Senior subordinated notes 10.375%, due 2011(3)	189.7	122.9
Loan notes, average interest 7.73%, due 2005-2006(4)	84.9	84.9
IDA notes, average interest 6.30%, due 2019	50.0	50.0
Other debt, average interest 9.56%	10.2	10.2

Total debt	$499.8	$426.0

Less current maturities	(6.0)	(6.0)

Total long-term debt	$493.8	$420.0

Shareholders’ equity:
Preferred stock, $100 par value; authorized, 500,000 shares; outstanding, none	$—	$—
Common stock, $1 par value; authorized, 60 million shares; outstanding, 15.3 million and 18.7 million shares(5)	15.3	18.7
Additional paid-in-capital	4.3	81.6
Unearned compensation	(2.4)	(2.4)
Accumulated other comprehensive (loss)	(20.1)	(20.1)
Retained earnings(6)	522.6	517.4

Total capitalization	$1,019.5	$1,021.2

(1)	Our senior credit facility is a committed $250.0 million revolving credit facility and was amended and restated on February 23, 2004. See “Summary—Recent Developments—Amended and Restated Senior Bank Credit Facility.”

(2)	Consists of various term loans that mature between 2004 and 2005.

(3)	Reflects the redemption of £40.25 million principal amount of senior subordinated notes due 2011 at a redemption price equal to 110.375% of the principal amount thereof (excluding accrued and unpaid interest and assuming no exercise of the underwriters’ over-allotment option). A change in the U.S. dollars to pounds sterling exchange rate may affect the amount of senior subordinated notes we will redeem with the net proceeds of the offering. See “Use of Proceeds.”

(4)	Redeemable at the holder’s option semiannually. Portions are guaranteed under our senior credit facility; the guarantee reduces availability under the senior credit facility.

(5)	Excludes 1.3 million shares issuable upon the exercise of options outstanding and exercisable as of September 28, 2003.

(6)	Includes premium and write-off of deferred finance fees for the redemption of our senior subordinated notes of $5.2 million net of income taxes.

BUSINESS

Business Overview

We are a leading supplier of specialty value-added paperboard packaging products in Europe, and we are also a leading international supplier of plastic packaging products to niche end-use markets. We focus on specific end-use markets, where our multinational customers demand creative packaging designs and desire broad geographic coverage from their packaging supplier. Within those markets, the services and process capabilities we offer enable us to provide additional value to our customers and achieve higher operating margins. We operate in two core business segments:

•	Paperboard Packaging. Our paperboard packaging segment designs and manufactures folding cartons, leaflets, labels and other value-added paperboard packaging products. Our primary end-use markets are pharmaceutical and healthcare; international and branded products (such as alcoholic drinks, confectioneries, cosmetics and fragrances); tobacco products; and food and household. We are the leading European supplier, based on sales, of paperboard packaging products within several of our end-use markets, including pharmaceutical and healthcare, alcoholic drinks and confectioneries. For the 12 months ended December 28, 2003, our paperboard packaging segment produced revenues and EBIT of $753.4 million and $60.4 million, respectively, and accounted for 83.8% of our net sales.

•	Plastic Packaging. Our plastic packaging segment designs and manufactures plastic containers, bottles, preforms and closures. Our primary end-use markets are agrochemicals and other specialty chemicals; and food and beverages. We believe our plastic packaging segment holds leadership positions within several sectors of our end-use markets, including HDPE flourinated barrier containers for niche agrochemicals and other specialty chemicals markets, primarily in Europe and China, HDPE bottles for the Irish dairy market and PET bottles and preforms for soft drink markets in South Africa and the United Kingdom. For the 12 months ended December 28, 2003, our plastic packaging segment produced revenues and EBIT of $132.2 million and $12.4 million, respectively, and accounted for 14.7% of our net sales.

We also have a land development business segment that currently holds approximately 500 acres of real estate in Virginia. We expect the liquidation of our land holdings to be substantially complete in the next three to six months. For the 12 months ended December 28, 2003, our land development segment produced revenues and EBIT of $13.7 million and $7.3 million, respectively, and accounted for 1.5% of our net sales.

We focus on specific end-use packaging markets — such as pharmaceutical and healthcare, international and branded products (including alcoholic drinks, confectioneries, cosmetics and fragrances), tobacco, specialty chemicals and food and beverages — where customers demand:

•	creative packaging designs to position their brands with consumers and differentiate those brands on the retail shelf;

•	technical expertise and production capabilities to address their special packaging requirements and desire for innovative packaging solutions;

•	a broad range of printing processes and a one-stop-shop approach to their specialty packaging needs; and

•	broad geographic coverage and effective supply chain offerings.

Many of these markets are characterized by higher growth prospects and lower cyclicality than commodity packaging markets.

Historically, we were a manufacturer of commodity paper products, forest products and corrugated packaging products, with operations located primarily in the United States. As a result of our strategic transformation, discussed below, we have exited these businesses, and now supply value-added paperboard and plastic packaging products from a strategically located network of 41 paperboard packaging facilities in Europe and North America and nine plastic packaging facilities in Europe, Africa and Asia. Over the next few years, we plan to expand our network of value-added packaging facilities, which is now located primarily in Europe, through acquisitions of complementary businesses in North America. We also intend to pursue smaller acquisitions, joint ventures, alliances, and/or internal development of complementary businesses primarily in Europe and emerging markets such as the Asia-Pacific region. We expect such expansion will improve our geographical and product-line balance and satisfy multinational customers’ desire for broad geographic coverage from their packaging supplier.

Business History And Strategic Transformation

Chesapeake was founded in 1918 in West Point, Virginia, where we operated a kraft pulp and paper mill. Through the years, we expanded into several commodity paper products, forest products and corrugated packaging businesses. Our common stock has been listed on the New York Stock Exchange since 1944.

In the mid-1990s, our management and board of directors recognized that our commodity-based businesses were competing in increasingly consolidating, capital intensive and cyclical markets. Seeking to increase shareholder value, we embarked on a new strategic direction.

Beginning with the sale of the West Point pulp and paper mill in 1997, we divested our commodity paper products, forest products and corrugated packaging businesses, and invested the net sale proceeds in several acquisitions that have transformed our company into a value-added paperboard and plastic packaging products leader with a focus on specific end-use markets. Our principal acquisitions included:

•	Field Group plc, acquired in March 1999, a leading European paperboard packaging company headquartered in England.

•	Boxmore International PLC, acquired in February 2000, a paperboard and plastic packaging company headquartered in Northern Ireland.

•	First Carton Group Limited, acquired in October 2000, a paperboard packaging supplier focused on the international and branded foods, confectioneries and alcoholic drinks markets.

Our other acquisitions included: Field Group’s acquisitions of Berry’s (Holding) Limited, one of Ireland’s largest suppliers of printed pharmaceutical leaflets, in May 1999, Lithoprint Holdings Limited, a Scottish supplier of wet-applied labels and commercial printing, in September 2000, and the in-house carton printing operations of British American Tobacco in Bremen, Germany, in January 2001; and Chesapeake’s acquisition of Green Printing and Packaging Company, formerly Green Printing Company, Inc., a specialty packaging producer and printer in Lexington, North Carolina, in March 2000.

As part of our strategy to divest cyclical businesses and sell land holdings, during 1999 we disposed of our building products business, approximately 278,000 acres of timberland and our investment in a real estate development joint venture with Dominion Capital Inc.

In the fourth quarter of 2000, we decided to sell the principal businesses that were included in our former merchandising and specialty packaging segment and the remaining interest in our former tissue segment, a 5 percent equity interest in Georgia-Pacific Tissue, LLC (the “Tissue JV”). These segments were accounted for as discontinued operations.

The businesses that made up the merchandising and specialty packaging segment were:

•	Chesapeake Display and Packaging Company, sold on July 30, 2001, to CorrFlex Graphics, LLC, and Chesapeake Display and Packaging Company (Canada) Limited, sold on October 4, 2001, to Atlantic Decorated & Display Inc.; each of these businesses designed, manufactured, assembled and packed temporary and permanent point-of-purchase displays.

•	Consumer Promotions International, Inc., which designed, manufactured and assembled permanent point-of-purchase displays, sold on October 15, 2001, to a management investment group.

•	Chesapeake Packaging Co., which designed and manufactured corrugated shipping containers and other corrugated packaging products, sold on May 18, 2001, to Inland Paperboard and Packaging, Inc., a subsidiary of Temple-Inland, Inc.

•	Our 46 percent interest in Color-Box, LLC, a joint venture with Georgia-Pacific Corporation (“G-P”), which designed and manufactured litho-laminated corrugated graphic packaging, sold to G-P in two transactions that were finalized in November 2001.

In March 2001, we sold our 5 percent equity interest in the Tissue JV to G-P.

The sales of our discontinued operations were completed in 2001. We used the net proceeds of the 2001 divestitures to pay down debt and to pay taxes related to the sales.

During the past five years, we recorded restructuring and other special charges principally relating to plant closures, management reorganizations and review of asset valuations.

In 2003, our consolidated net sales from continuing operations, by geographic market where our products were manufactured or services rendered, were:

Geographic Region	Net Sales	Percent of Consolidated Sales
	(dollars in millions)
United Kingdom	$493	54.8%
Germany	98	10.9
France	90	10.0
Ireland	62	6.9
Belgium	51	5.7
South Africa	40	4.5
United States	33	3.6
Other	32	3.6

	$899	100.0%

In 2003, our consolidated net sales from continuing operations by end-use market were:

End-Use Market	Net Sales	Percent of Consolidated Sales
	(dollars in millions)
Paperboard Packaging
Pharmaceutical and Healthcare	$310	34.5%
International and Branded Products	224	24.9
Tobacco Products	120	13.3
Food and Household	78	8.7
Other	21	2.3
Plastic Packaging
Food and Beverages	76	8.5
Agrochemicals and Other Specialty Chemicals	56	6.2
Land Development	14	1.6

	$899	100.0%

Paperboard Packaging

Industry Overview

The paperboard packaging industry manufactures and sells corrugated products, folding cartons and rigid fiber boxes. Our paperboard packaging segment competes primarily in the folding carton segment of the industry.

Folding carton packaging is used to package various consumer products such as pharmaceuticals, cosmetics, tobacco products, computer hardware, digital video discs, compact discs, confectioneries, food products and beverages. Folding cartons do not include corrugated “brown boxes,” which are typically used for shipping and transportation of products in bulk. Folding cartons generally serve the dual purpose of protecting non-durable goods during shipping and distribution, and attracting consumer attention to the product at retail. As printing technologies have continued to improve, the marketing function of folding cartons has become increasingly important, as consumer products companies rely more heavily on the retail promotional value of product packaging.

Folding cartons are made from several grades of paperboard, including folding boxboard. The paperboard used in folding cartons must meet specific quality and technical standards for: bending, creasing, scoring and folding without breaking or cracking; stiffness and resistance to bulging; ink absorption; and surface smoothness for printing, embossing or laminating. Historically, folding boxboard has been one of the paperboard grades used most frequently by the folding carton industry, because of its superior strength and appearance and because it provides one of the best surfaces for high-quality printing. The paperboard used in folding cartons is typically die-cut, printed and shipped flat from folding carton plants to manufacturer customers, where the cartons are then erected and filled on production lines.

Vertical integration is less common in the folding carton industry than in other paper-based packaging markets, such as corrugated containers. In part, this reflects the lower-volume, higher value-added nature of the folding carton business, but also the need of most folding carton producers to utilize various grades of paperboard. As a result, many of the largest folding carton companies do not manufacture the paperboard they use as raw materials.

Our folding carton operations are located primarily in Europe. The European folding carton industry is approximately a $9.6 billion market composed of several types of suppliers: pan-European companies serving global customers; regional firms addressing select products at the country level; and local businesses specializing in niche product categories. None of the major European packaging suppliers commands a dominant pan-European market position, although certain competitors may dominate particular geographic areas or market niches.

In Europe, folding cartons are generally used as packaging for non-durable consumer goods in markets characterized by relatively stable demand, with food and beverage products representing approximately 60% of product volume. Within the European folding carton market, Germany accounts for the largest percentage of consumption (19%), followed by the United Kingdom (18%), France (17%), Italy (15%) and Spain (9%).

The European folding carton market is fragmented and highly competitive. Producers generally differentiate their products and services based on design capabilities, print quality and, increasingly, the ability to service pan-European requirements. The end-use markets served by most folding carton producers vary widely in terms of technical requirements, product pricing and growth rates.

We expect European folding carton industry shipments to grow by about 2%-3% annually for the foreseeable future. However, we expect certain subsegments of the market, such as pharmaceutical and healthcare, to grow at faster rates. See “—Business Strategy.”

Operations

Our paperboard packaging segment consists primarily of: Field Group, acquired in March 1999; the paperboard packaging operations of Boxmore, acquired in February 2000; and First Carton, acquired in October 2000. These operations have been consolidated for accounting purposes since their respective acquisition dates.

Using Field Group as our platform for growth in this segment, we have integrated the operations of Field Group, Boxmore and First Carton, together with those of our other smaller specialty packaging acquisitions in 2000 and 2001. We have consolidated the sales, marketing and administrative functions of these businesses, which has resulted in reduced overhead, purchasing synergies and a more effective sales and marketing effort. In addition, we have rationalized manufacturing facilities in this segment by closing five redundant or underutilized facilities since 2000.

Products and Markets

We specialize in the design and production of folding cartons, printed leaflets, labels and other value-added paperboard packaging products. We focus on specific end-use markets where our multinational customers demand creative packaging designs and desire a broad geographic presence from their packaging supplier. We compete in the high end of these markets, where value-added services and creative packaging solutions are required by our customers.

Our primary end-use markets are:

•	pharmaceutical and healthcare;

•	international and branded products, such as alcoholic drinks, confectioneries, cosmetics and fragrances;

•	tobacco products; and

•	food and household.

Pharmaceutical and Healthcare.    We are the leading supplier, based on sales, of pharmaceutical and healthcare paperboard packaging in Europe. Our network of 22 dedicated pharmaceutical and healthcare packaging plants in seven European countries offers pan-European manufacturing and distribution of folding cartons, labels and leaflets for a wide range of products, including: prescription medicines; over-the-counter medicines; healthcare products, such as vitamins and contact lens solutions; quasi-medicinal products, such as cold cures; and toiletries, such as toothpaste, bath foam, shower gel, shaving foam, deodorants, soaps and fragrances. In this sector, manufacturers utilize a variety of packaging materials, many of which incorporate folding cartons, leaflets and labels in a complete package for retail sale. For example, pills may be packaged in blister packs or in glass or plastic bottles, each of which may be placed with a leaflet in a folding carton, while toothpaste may be packaged in a collapsible tube inside a folding carton.

Pharmaceutical manufacturers are increasingly demanding more comprehensive design services, reduced delivery times, more flexibility in order size and broader geographic coverage from their packaging suppliers. We have responded to these trends by providing pan-European service through a network of dedicated pharmaceutical and healthcare packaging plants, many of which are located in close proximity to their principal customers.

We believe that we have substantial competitive strengths in our target pharmaceutical and healthcare markets. Our ability to satisfy stringent standards for quality and text integrity and to offer a single-source pan-European solution for pharmaceutical packaging, as well as leaflets and labels, should be increasingly attractive to drug companies. We believe our ability to satisfy all of the folding carton, leaflet and label needs of our pharmaceutical customers will also become increasingly important, as governmental agencies in Europe require increasing amounts of information on leaflets and labels in multiple languages. In addition, our design and manufacturing capabilities and experience should assist pharmaceutical companies in responding to requirements that consumer-friendly packaging, such as custom dose “patient packs,” be used for pharmaceutical products.

We work closely with drug manufacturers to design special packaging features to prevent counterfeiting of prescription drugs. Our experience in designing high-graphic content packaging for international and branded products provides us with a competitive advantage when we work with drug manufacturers to design new packaging for prescription drugs that are moving “off patent” to the over-the-counter market.

Pharmaceutical packaging is produced on a segregated production line under strict security because of the possibility of serious damage to health if pharmaceutical products are contaminated or incorrectly labeled. A majority of our pharmaceutical packaging facilities have ISO 9000 Series quality certification and, where appropriate, comply with PS9000 (Pharmaceutical Packaging Materials).

Growth in the pharmaceutical and healthcare packaging market in Europe is primarily driven by new product launches, an increasing use of lifestyle drugs, such as Viagra® and Botox®, an aging population, and an increased focus on total patient costs which is increasing government budgets for home delivery of drugs. Further growth in Europe is being driven by legislation regarding more extensive patient information (such as leaflets and labels) and anti-counterfeiting measures, increased over-the-counter drug sales, more pre-packaged dispensing and an increase in the variety of available drugs.

Products of our pharmaceutical and healthcare division are distributed throughout Europe to the manufacturing plants of our customers, for ultimate sale throughout the world. Our principal pharmaceutical and healthcare customers include Glaxo Operations UK Ltd., a subsidiary of GlaxoSmithKline plc; Boots Contract Manufacturing, a subsidiary of Boots Group PLC; 3M Health Care Limited, a subsidiary of 3M Company; Pfizer Inc.; and Wyeth.

International and Branded Products.    We are a leading European supplier, based on sales, of the creative paperboard packaging desired by multinational, branded consumer products companies in end-use markets such as alcoholic drinks, confectioneries, cosmetics and fragrances. Brand leaders for these products value our ability to provide sophisticated creative and structural design, intricate graphic and embossed detail and value-added service enhancements to differentiate and position their products for retail sale at particular price points. Our customers frequently use packaging to emphasize a high-quality brand image, to attract retail customers and to protect against counterfeiting. In addition, increasing competition between premium brands results in our customers utilizing new designs, offering a broader range of products and package sizes within brands, and revamping packaging to appeal to local consumer preferences.

The categories of international and branded products for which we design and manufacture paperboard packaging include:

•	Alcoholic Drinks—We are the leading supplier of paperboard packaging to alcoholic drink manufacturers in Europe. Our packaging products for the drinks sector include folding cartons, spirally wound composite tubes and self-adhesive or wet applied labels, and are generally complex, higher-value-added products involving special finishes such as gold blocking and embossing. Our competitive strengths in this market include our experience in designing and manufacturing high graphic content packaging with a broad range of finishes and effects, and our one-stop-shop approach to supplying labels to complement the principal packaging application. Our principal alcoholic drink customers include Diageo plc, William Grant & Sons Inc., Allied Domecq PLC and Pernod Ricard. Products for which we manufacture and design packaging include international brands such as Johnnie Walker™, J&B®, Chivas Regal®, Ballentine’s®, Glenfiddich®, Beefeater® Gin and Baileys®. These products are distributed by our customers to global retail markets.

•

Confectioneries—We are the leading supplier of paperboard packaging to the European confectioneries industry. A key feature of this market is the demand for innovative packaging designs for year-end holiday and Easter products. Our competitive strengths in this market include internationally recognized creative and structural design resources and process controls designed to prevent taint and odor problems that could affect confectionery products. Our principal confectioneries customers include Nestlé Holdings UK Ltd., a subsidiary of Nestlé S.A.; Storck KG; Mars UK Ltd., a subsidiary of Mars, Incorporated; Cadbury Schweppes plc; and Kraft Jacob Suchard, a subsidiary of Kraft Foods Inc., for their brands which include After Eight®, Mars® Celebrations® and Cadbury’s® Milk Tray®. These products are distributed by our customers primarily to European retail markets, and more recently in the United States.

•	Cosmetics and Fragrances—With four manufacturing locations in France and distribution capabilities throughout Europe, we believe we are well positioned to serve the cosmetics and fragrances industry. Packaging plays a critical role in building and supporting brand image and differentiating products for this market sector. Our competitive strengths in this market include creative graphic and constructional design, outstanding skills in printing and finishing, and our broad range of products and services. We produce cosmetic and fragrance packaging using various substrates and materials, including paperboard and plastic folding cartons, rigid boxes and vacuum forming. Our principal cosmetics and fragrances customers include Christian Dior, Yves Rocher, LVMH Moet Hennesy Louis Vuitton and Bulgari Group.

Tobacco Products.    We are one of Europe’s leading suppliers of paperboard packaging for the tobacco industry, including offset and gravure cartons, carton outers, printed paper and film, and inner frame board. Our customers, including British American Tobacco p.l.c., Gallaher Limited, a subsidiary of Gallaher Group Plc, and Altadis, S.A., use our packaging for brands that are manufactured in Europe for sale locally and to global export markets. Our competitive strengths for tobacco packaging include our skill in electronic manipulation of graphic elements, using computer aided design equipment, which facilitates the insertion of required government health warnings within the pack design, and in-line high speed gravure printing, embossing and gold leaf processes. Brands which use our packaging include 555 State Express®, Benson & Hedges® and Silk Cut®. Product packaging has become one of the leading promotional vehicles for tobacco products because of stringent limitations on other forms of marketing tobacco products in many countries.

Food and Household.    We manufacture paperboard packaging, primarily consisting of folding cartons and labels, for a wide variety of food and household products, including wet and dry grocery products, frozen foods and household supplies. Our customers include the European divisions of multinational food and household products companies, as well as manufacturers of private label goods. The food and household sector is served by facilities with stringent taint, odor and hygiene controls. For our customers, product packaging is an integral part of their marketing strategies. The market for food and household goods packaging is characterized by higher volumes and generally lower margins than our other end-use markets. Accordingly, we target food and household product customers that demand more intensive packaging design and process capabilities and customer service.

Principal food and household packaging customers include Nestlé Holdings UK Ltd., a subsidiary of Nestlé S.A.; McBride plc; McCain Foods Limited; Walkers Shortbread Ltd.; and United Biscuits (Holdings) Plc; for their brands which include Rowntree’s, McCain® Oven Chips and McVitie’s® Jaffa Cakes.

We also supply folding cartons and printed materials, such as software packages, labels, manuals and instruction kits, for technology and multimedia companies. Our multimedia and technology packaging products are distributed primarily to customers in the United States, for ultimate sale throughout the world. Our customers in this market include Lexmark International, Inc., Modus Media International and Iomega Corporation.

Product Design, Manufacturing and Distribution

Our paperboard packaging segment generally manufactures packaging from specifications, artwork or film supplied by customers. However, we also design, develop and manufacture new packaging concepts and structures when requested by customers. Many of the cartons we manufacture incorporate sophisticated construction techniques and include high graphic content, and special finishes and effects. We believe our commitment to technological leadership in structural and graphic design and their integration with manufacturing processes is a significant competitive strength.

We work closely with customers to develop new packaging and to refine existing packaging designs. This involves working with external design agencies employed by customers and using our in-house technical and design capabilities. Our package design centers are used by our customers to develop and test innovative packaging designs and graphics. Elements of the design are usually retained on computer and updated as required, enabling design work to be undertaken at the factory and subsequently reviewed at the customer’s location. We have also established an electronic network for design data interchange between each of our factories and with certain customers. The availability of sophisticated in-house design services enhances our high quality image and improves the response time to customer requests, particularly for new product launches.

Our manufacturing facilities are equipped with multi-color sheet and/or web fed printing presses which, depending on the needs of the specific plant, may include gravure, lithographic and flexographic printing. In addition, we utilize digital pre-press processes, including direct-to-plate graphic work which eliminates the need for film in the printing process. This facilitates the transmission of graphics throughout all of our locations to better serve our multinational customers. Other equipment includes platemaking equipment, gold blocking machines, diecutters/embossers, folders and gluers.

The principal elements of the production process, following design, are:

Plate making: Computer aided design systems directly produce metal print plates for lithographic printing and produce digital files for engraving of gravure cylinders.

Die making: A computer-generated carton profile guides lasers which cut slots in wooden forms. Metal strips are then inserted in the grooves as required which cut and crease the cartons.

Printing: We use three primary printing techniques: lithographic, flexographic and gravure. Lithographic printing on sheet-fed paperboard is used for most printing requirements, except for high volume runs or where certain specialty finishes or deep solid colors are required. Flexographic printing is used to produce high quality cartons which require exact print register, solid color saturation, fine line work and embossing. Gravure printing takes place predominantly on reel fed machines capable of handling high volumes. We utilize smaller format printing machinery to complement larger format presses, which enables us to undertake shorter production runs in a cost-effective manner.

Cutting and creasing: Printed sheets are fed through cut and crease machines where dies are used to cut and crease the paperboard to form a carton.

Gluing and packing: The production process culminates, if necessary, with the application of glue to, and the folding of, cartons, and the delivery of the finished cartons to our customers. Many customers receive cartons unfolded and unglued, and use their own in-house machinery, sometimes on lines designed and supplied by us, to apply glue to and fold the cartons, while others use their machinery to erect and fill pre-folded, pre-glued cartons. Some customers require cartons to be delivered fully assembled, an operation which is performed manually.

Cartons generally are produced only to order and delivered on an agreed schedule. Delivery to customers usually takes place immediately following completion of the production process. As a result, order backlog is not substantial.

Meeting customers’ increasingly complex requirements and technical specifications requires a strong commitment to quality and attention to detail. We use statistical process control techniques to identify key areas for improvement including the reduction of waste and down time.

We believe we are a leader in European manufacturing practices and working disciplines. Our plants conform to standards specific to their country and market sectors, such as PS9000, Good Manufacturing Practices and Royal Society of Food Hygiene accreditation. A majority of our pharmaceutical packaging facilities operate to ISO 9000 Series quality standards.

Sales and Marketing

Our paperboard packaging segment’s sales result primarily from direct solicitation of existing and prospective customers. Local management and sales personnel at each manufacturing facility are responsible for sales and customer relationships and, where appropriate, are supported by head office sales and marketing initiatives.

Our marketing and sales efforts emphasize our ability to print high quality specialized packaging in a timely manner by utilizing state-of-the-art manufacturing systems. Our packaging design staff is frequently consulted by customers for assistance in developing new and alternative packaging concepts. We also assist our customers in the development and acquisition of automated packaging equipment for their manufacturing facilities, which can use our packaging products. We actively support our sales effort by researching market trends as well as by developing promotional materials that highlight our capabilities within specific end-use markets. Our ability to meet the rapid delivery requirements and variable demand patterns of our customers has enhanced our competitive position with multinational branded products companies.

We have longstanding trading relationships with many of our larger paperboard packaging customers but, as is typical in our industry, we generally do not enter into long-term fixed-quantity supply agreements. Instead, we have agreements or letters of intent in place with many of our larger customers, with terms of up to five years, that specify the terms of trade and service requirements for the period of the arrangement, some of which award sole or majority supply for specific classes of packaging products for the customer, but only to the extent the customer requires such products. These supply arrangements are generally awarded by the larger packaging customers through a tender process in which the customer solicits bids from several potential suppliers and selects the winning bid based on several factors, including price and service. Typically, major packaging customers centralize their purchasing on a pan-European basis and seek to obtain their packaging requirements from a limited number of sources to maximize their efficiency. We regularly submit bids for new business or renewal of existing business.

Raw Materials

We use a variety of raw materials in our paperboard packaging segment, such as paperboard, paper, inks, foil, films and adhesives. The primary raw material for our paperboard packaging segment is paperboard, which is converted to make the walls of the packaging unit. The primary paperboard grade we use is virgin folding boxboard.

Most of our raw materials are readily available from various suppliers at competitive market prices. Raw material prices are generally negotiated centrally, but individual factories can enter into further negotiations and sometimes achieve better prices on specific contracts. This strategy is designed to strengthen our overall purchasing power, while enabling each factory to retain a sufficient degree of autonomy in its purchasing decisions to take advantage of better spot pricing offered by suppliers. See “Risk Factors—Risks Related to Our Business—Our business and financial performance may be harmed by future increases in raw material costs.”

Plastic Packaging

Industry Overview

The plastic packaging industry manufactures and sells plastic bottles, preforms, containers, closures, films and sheets. We compete in the plastic bottles, preforms, containers and closures segment of the industry.

Plastic bottles, containers and closures are used to store, transport, preserve and dispense a wide variety of food, beverage and other consumer and industrial products. Manufacturers consider a number of variables in evaluating whether plastic containers should be used for a particular packaging application. These include cost, compatibility with the intended contents, shelf life, flexibility of size, handling characteristics, filling and closing speeds, processing reactions, impermeability, dent and tamper resistance and consumer preferences. Plastic’s penetration of traditional glass, paperboard and metal packaging applications is driven by its advantages, such as clarity, weight, strength, shatter resistance, barrier properties and ease of opening and dispensing.

Nondurable goods industries consume the majority of plastic packaging products, with beverages and food being the largest markets. Other important packaging markets include pharmaceutical and healthcare products, personal care items and chemical products. Factors which influence plastic packaging demand include consumer spending, population growth, technological advancements in packaging materials, environmental and regulatory concerns, international trade patterns and packaging product development. The popularity of smaller sized bottles in markets ranging from soft drinks to healthcare products has also generated volume growth.

We manufacture products from HDPE and PET resins. HDPE is heavily used for milk, chilled juice, closures and specialty chemical packaging, because of the resin’s processing ease, moderate cost and suitable barrier properties. PET dominates soft drink and mineral water applications, because of its clarity, barrier characteristics, availability in multiple sizes, design flexibility, competitive pricing and ability to be resealed. PET is also used for smaller sized agrochemical bottles. Markets for HDPE bottles and containers are relatively mature, with the products having already supplanted competitive packaging materials in applicable consumer applications. PET bottles are expected to continue to supplant glass bottles and aluminum cans in soft drink and water markets. As a result, PET is expected to exhibit faster growth, based on the above-average growth prospects for the various applications in which the resin is used.

Plastic containers are generally produced close to their source of demand. Suppliers range from large multinational and multi-product companies to small manufacturers operating in a single market or geographic niche.

Operations

Our plastic packaging segment is comprised of the plastic-based packaging operations of Boxmore, which we acquired in February 2000.

Products and Markets

We specialize in the design and manufacture of plastic containers, bottles, preforms and closures. Our target markets are:

•	agrochemicals and other specialty chemicals; and

•	food and beverages.

Agrochemicals and Other Specialty Chemicals.    We design and manufacture HDPE conventional and fluorinated barrier containers and closures for niche agrochemicals and other specialty chemicals markets, such as food flavorings, beverage concentrates and industrial solvents, primarily in Europe and China. Within these markets, approximately 40 percent of our sales are generated by products that utilize our proprietary in-line fluorinated blow-molding process. This process improves the barrier characteristics of a container by adding a protective coating to the interior wall that shields the plastic from the effects of corrosive fluids. We believe that our technical expertise and experience in using the fluorinated blow-molding process is an important competitive strength in this market. Additionally, we design and manufacture PET bottles for the agrochemicals market at our plant in China. HDPE products of our agrochemicals and other specialty chemicals division are manufactured at four plants located in four countries, and are distributed throughout Europe and Asia to the manufacturing plants of our customers, for ultimate sale around the world. Our HDPE plant in mainland China is a joint venture with Canada Rotam International Company Limited, in which we own a 50 percent interest. Our principal customers for agrochemicals and other specialty chemicals packaging include Syngenta Corporation, a subsidiary of Syngenta AG; Dow AgroSciences Ltd., a subsidiary of Dow AgroSciences LLC; The Coca-Cola Company; PepsiCo, Inc.; Sipcam-Phyteurop; and Eastman Kodak Company.

Food and Beverages.    We are a leading supplier of plastic beverage packaging in the United Kingdom, Ireland and South Africa. We design and manufacture blow-molded PET plastic bottles and preforms for soft drink and mineral water plants in Northern Ireland, the Republic of Ireland, South Africa and Mauritius. We are the leading supplier of PET soft drink bottles in South Africa. Our PET business in South Africa is a joint venture with a private partnership, in which we own a 70 percent interest. We are also the leading supplier of HDPE milk bottles in Ireland. We expect that the market for plastic beverage containers will continue to grow, as dairies continue to shift from glass and paper to HDPE packaging for milk products, beverage manufacturers shift from glass bottles and aluminum cans to PET plastic bottles for soft drinks and water, and as consumption of those beverages increases. Our principal beverage customers are Amalgamated Beverage Industries Limited (ABI), Glanbia plc, The Coca-Cola Company, C&C Group plc, MaCaw (Soft Drinks) Ltd., A.G. Barr plc and Dale Farm Ltd.

We also design and manufacture HDPE plastic bottles for pharmaceutical and healthcare markets, primarily at our plant in Cavan, Ireland. We work closely with our customers to design innovative packaging solutions that enhance manufacturing efficiency while also improving brand identity. We emphasize our ability to provide plastic packaging, together with folding cartons, leaflets and labels manufactured by our paperboard packaging segment, to deliver supply-chain synergies to our pharmaceutical and healthcare customers. The principal pharmaceutical and healthcare customers of our plastic packaging segment include Abbott Laboratories and Stiefel Laboratories, Inc.

Product Design, Manufacturing and Distribution

Our plastic packaging segment produces containers, bottles, preforms and closures designed in-house or from designs supplied by customers.

Our research and development activities for plastics are centralized in Belfast, Northern Ireland, where we work in close association with faculty and graduate students at Queen’s University. We continually seek process improvements and opportunities for further automation to reduce costs and improve our profitability and competitive position. Our efforts focus on increasing line speeds, reducing energy consumption and shortening turnaround times. Our materials research stresses lowering product cost through the development of lighter weight bottles and improving container characteristics such as barrier properties, strength and moisture resistance.

Bottle design capabilities are also available at our individual plants, supported by computer aided design and testing of in-house developments carried out in our ISO 9000 Series certified laboratories. New developments and improvements are shared between the plants.

Our plastic containers are made primarily from PET and HDPE, and serve a wide variety of markets. The PET containers are predominantly used for soft drinks, still and sparkling waters and agrochemicals. The HDPE containers are used for agrochemicals, other specialty chemicals, and healthcare and dairy products. We also make HDPE closures for the soft drink market and closures for agrochemicals and other specialty chemicals containers.

The quality and technical properties of PET enable it to be blown into containers with high barrier properties, which limits the loss of carbon dioxide from soft drinks and the ingress of oxygen and other substances that can affect product quality. In recent years, we have developed process capabilities to offer our PET customers lighter weight bottles, improved barrier performance and faster preform reheating resulting in lower energy consumption during the blowing process.

PET conversion from raw plastic resin is carried out in our plants in Northern Ireland, South Africa, China and Mauritius. PET is injection molded to create preforms that are subsequently blow-molded into bottles, either in our manufacturing facilities or at our customers’ plants. PET granules are heated and then forced into a mold that forms the preform to the required shape. Preforms are then stored before being converted to bottles.

Conversion of the preforms into bottles takes place at our plants in Northern Ireland, South Africa and China. Preforms are loaded into the blow-molding machine and heated individually using infrared lamps. Precise control of these lamps enables the wall thickness in the bottle to be accurately controlled. Heated preforms are placed into a blow-mold, and simultaneously blown with high-pressure air and stretched with a mechanical rod to create the desired bottle.

For specialty chemicals and agrochemicals that include aggressive constituents, we manufacture HDPE bottles and containers using fluorinated blow-molding to enhance the barrier characteristics of the container wall. HDPE is also used for closures which are supplied to many of our preform and bottle customers in the soft drink industry in the United Kingdom and Ireland.

Extrusion blow-molding of HDPE containers takes place at our plants in the United Kingdom, France, Ireland and China, with fluorinated barrier containers produced at all these locations except Ireland. Raw HDPE granules are heated and extruded. For fluorinated containers, each extrusion is then blown into the mold with a fluorine and nitrogen gas mixture. For conventional containers, the extrusions are blown into the mold with air. Containers are then leak tested before delivery to customers.

HDPE closures are produced in our plants in Northern Ireland and China using injection molding machines. Single piece closures are produced at our plant in Ireland for the soft drink industry, and two piece closures are produced at our plant in China for the agrochemicals industry.

Plastic containers generally are produced only to order and delivered pursuant to an agreed schedule. Delivery to customers usually takes place immediately following completion of the production process. As a result, order backlog is not substantial.

Sales and Marketing

Our plastic packaging segment’s sales result primarily from direct customer contacts by plant managing directors and a dedicated sales force.

Our marketing and sales efforts emphasize our ability to react quickly to changing customer demand patterns and to supply products manufactured to the highest industry standards of quality and performance. Our design and packaging development staff work closely with customers to improve product performance and reduce product costs. This includes reductions in product weight while maintaining agreed performance criteria. We actively support our sales effort with market research to identify potential opportunities and market trends across our businesses, as well as developing promotional materials that highlight our capabilities within specific end-use markets.

We have longstanding trading relationships with many of our larger plastic packaging customers but, as is typical in this industry, we generally do not enter into long-term fixed-quantity supply agreements. Instead, we have agreements or letters of intent in place with many of our larger customers, with terms of up to five years, that specify the terms of trade and service requirements for the period of the arrangement, some of which award sole or majority supply for specific classes of packaging products for the customer, but only to the extent the customer requires such products. These supply arrangements are generally awarded by the larger packaging customers through a tender process in which the customer solicits bids from several potential suppliers and selects the winning bid based on several factors, including price and service. We regularly submit bids for new business or renewal of existing business.

Raw Materials

We use a variety of raw materials in our plastic packaging segment, including raw PET and HDPE plastic resins. Raw materials for our plastic packaging segment are readily available from various suppliers at competitive market prices. We believe that we maintain a supply chain that is adequate to meet our inventory demands, but there is no assurance that this will be true in the future. Our gross profit may be affected by fluctuations in resin prices. However, negotiations with customers can generally permit changes in resin prices to be passed through to most of our customers through appropriate changes in product pricing. Sustained increases in resin prices, to the extent that the additional costs are not passed on to the end-consumer, would make plastic containers less economical for our customers, which could result in a slower pace of conversions to plastic containers.

Land Development

Our land development segment consists of Delmarva Properties, Inc. and Stonehouse Inc. This segment currently holds approximately 500 acres of real estate located in Virginia. We retained this acreage when we sold the timberland associated with our former pulp and paper operations because we believed this land was more valuable when sold for development or other uses. An internal sales force markets this land to third parties for residential and commercial development, real estate investment and land conservation. The primary source of revenue for this segment is land sales. Such revenue is only recognized when land is sold. Accordingly, land development segment revenues may vary significantly from period to period. We expect the liquidation of our remaining land holdings to be substantially complete in the next three to six months.

Competition

Competition is intense in the markets served by our paperboard packaging and plastic packaging segments, both from large companies and from local and regional producers. We compete by differentiating ourselves through product design, process capabilities, operational competence and exceptional customer service. See “—Competitive Strengths.”

Major paperboard packaging competitors include A&R Carton; Alcan, Inc.; Amcor Limited; Mayr-Melnhof Packaging UK Limited, a subsidiary of Mayr-Melnhof Karton AG; M.Y. Holdings, a subsidiary of Nampak Ltd.; Van Genechten Packaging; and MeadWestvaco Corporation. In addition, in response to customer demand for pan-European sources of supply in pharmaceutical and healthcare markets, some smaller producers have also entered into pan-European trading alliances. Examples of such alliances include Copapharm Europe (an alliance of British, German, Spanish, French, Italian and Swiss carton manufacturers which supplies folding cartons to the European pharmaceutical industry) and PharmaPact (an alliance of British, German, French and Italian multi-product manufacturers which supplies folding cartons, microflute corrugated board, labels, leaflets and specialized systems to the European pharmaceutical industry). See “Risk Factors—Risks Related to Our Business—Competition in specialty packaging markets could harm our financial condition and results of operations.”

Major plastic packaging competitors include Constar International, Inc.; Graham Packaging Company, L.P.; Huhtamaki Van Leer; Nampak Ltd.; PlasPET; RPC Group Plc; Amcor Limited; and Waddington Jaycare. See “Risk Factors—Risks Related to Our Business—Competition in specialty packaging markets could harm our financial condition and results of operations.”

Customers

We have many customers that buy our products, and we are not dependent on any single customer, or group of customers, in any of our business segments. No single customer represents more than 10 percent of our total net sales. Longstanding relationships exist with many customers who place orders on a continuing basis, and we regularly submit bids to customers for new business or renewal of existing business. The loss of business or the award of new business from our larger customers may have a significant impact on our results of operations. Because of the nature of our businesses, order backlogs are not large.

Competitive Strengths

We believe that our competitive strengths include:

•	Leading positions in many of the higher-growth, higher-margin markets we target. We are the leading European supplier of paperboard packaging for pharmaceutical and healthcare products, and a leading supplier in Europe for international and branded consumer products including alcoholic drinks, confectioneries, cosmetics and fragrances. In addition, our plastic packaging segment is a leading supplier of HDPE fluorinated barrier and conventional plastic containers for niche agrochemicals and other specialty chemicals and fluids markets, primarily in Europe. We focus on these and other niche end-use markets because we believe they offer attractive growth opportunities and because our value-added services, creative packaging solutions and specialized manufacturing techniques enable us to achieve higher operating margins than in commodity packaging markets.

•	Sophisticated design and manufacturing capabilities. Our sophisticated structural and creative package design skills, and significant experience in manufacturing complex package designs, are important competitive strengths. For example, we are a leading European designer and supplier of creative paperboard packaging that supports the brand images of internationally recognized branded products. For these customers, our design skills and ability to manufacture packaging that incorporates design and construction features with intricate graphic and embossed detailing are an important part of marketing their products. Similarly, our pharmaceutical and healthcare customers rely on our ability to provide both regulatory and marketing information in attractive and functional paperboard packaging, while meeting stringent standards for quality and text integrity. In our plastic packaging segment, our technical expertise and experience relating to in-line fluorinated blow-molding of HDPE barrier containers is an important competitive strength.

•	Broad range of printing processes and a one-stop-shop approach to customers’ paperboard packaging needs. We offer our customers a broad range of print processes, special finishes and effects, many of which are technically challenging, and a one-stop-shop approach to their paperboard packaging needs. For example, we offer integrated text for leaflets and labels to complement folding carton applications in several end-use markets, including pharmaceutical and healthcare and cosmetics and fragrances. This one-stop-shop approach allows our customers to reduce the number of suppliers they use, simplify their packaging procurement and maintain strict quality control.

•	Broad geographic manufacturing network including pan-European service. We supply value-added paperboard and plastic packaging products throughout the world from a strategically located network of 41 paperboard packaging facilities in Europe and North America, and nine plastic packaging facilities in Europe, Africa and Asia. Our facilities are generally located in close proximity to our largest customers. We offer a pan-European supply network in many of our end-use markets, meeting our customers’ needs for reduced delivery times and flexibility in both order size and geography.

•	Strong customer relationships. We have long standing customer relationships with many of the world’s largest international and branded products and pharmaceutical and healthcare products companies. Our major customers include 3M Health Care Limited, a subsidiary of 3M Company; Amalgamated Beverage Industries Limited (ABI); Boots Contract Manufacturing, a subsidiary of Boots Group PLC; British American Tobacco p.l.c.; Diageo plc; Gallaher Limited, a subsidiary of Gallaher Group Plc; Glaxo Operations UK Ltd., a subsidiary of GlaxoSmithKline plc; Nestlé Holdings UK Ltd., a subsidiary of Nestlé S.A.; Pfizer Inc.; and Storck KG. The average length of our relationships with our top ten customers exceeds 30 years.

Both of our core business segments also compete based on their established reputations for quality and innovation, and strong, long-term customer relationships. We continue to invest in our state-of-the-art manufacturing plants and design centers to enhance our ability to serve and grow with our customers. Our highly skilled, technically-oriented management team has developed an operating model focused on expertise in design, manufacturing and customer support.

Business Strategy

Our objective is to increase our cash flow and profitability by pursuing external and internal growth within our target end-use markets, while continuing to improve our operating efficiency.

External Growth

Over the next few years, we plan to expand our network of value-added paperboard and plastic packaging facilities, which is now located primarily in Europe, through the acquisition of complementary businesses in North America. We also intend to pursue smaller acquisitions, joint ventures or alliances involving complementary businesses primarily in Europe and emerging markets such as the Asia-Pacific region. We believe such expansions and acquisitions will improve our geographic and product-line balance, satisfy our multinational customers’ desire for broad geographic coverage from their packaging supplier and permit us to leverage our expertise and customer relationships.

Internal Growth

We focus our growth in markets where we believe we possess and can sustain competitive strengths through our ability to deliver creative packaging designs, and where the services and process capabilities we offer enable us to satisfy our customers’ special packaging requirements. These markets include:

•	Markets that offer higher growth potential—pharmaceutical and healthcare. We believe that global demand for pharmaceutical and healthcare products packaging will grow significantly over the next decade, as a result of global population growth, an aging population in industrialized countries, new drug technology and new regulatory requirements. As the leading supplier of pharmaceutical and healthcare paperboard packaging in Europe, and as a supplier of plastic packaging for pharmaceutical and healthcare products, we expect to benefit from this market growth. We also intend to increase our share of this market by offering a comprehensive range of paperboard packaging, leaflets and labels to pharmaceutical and healthcare customers for global distribution.

•	Markets where brand positioning and differentiation are important—international and branded products; over-the-counter pharmaceutical and healthcare. We are a leading European supplier of creative paperboard packaging that supports the brand images of internationally recognized consumer products, such as alcoholic drinks, confectioneries, cosmetics and fragrances. For these products, packaging is a significant element of the marketing effort to differentiate and position the products for sale at particular price points. Accordingly, our customers demand increasingly sophisticated structural designs and specialized high-graphic-content packaging. These customers devote a substantial portion of their marketing efforts to packaging, because packaging is a relatively small percentage of the retail price of the product sold. Brand leaders in these markets value our ability to provide sophisticated creative and structural designs, intricate graphic and embossed details, and value-added service enhancements. These process capabilities have led several international manufacturers of international and branded products to designate us as their sole or primary paperboard packaging supplier. Many manufacturers of international and branded products also rely on us to create and supply the packaging for their product range extensions or geographic market expansions, which we believe will continue to generate additional growth opportunities for us.

•	Markets that have special packaging requirements—pharmaceutical and healthcare; agrochemicals and other specialty chemicals. We are a market leader in several of our target end-use markets that have special packaging requirements. In our paperboard packaging segment, our pharmaceutical packaging plants comply with the Pharmaceutical Supplier Code of Practice, and individual plants are accredited by their respective pharmaceutical customers, reflecting our ability consistently to satisfy the stringent quality standards of our customers. As a result of our ability to provide innovative packaging solutions (such as special features designed to prevent counterfeiting of prescription drugs and custom dose “patient packs”), together with leaflets and labels, often in multiple languages, we are the largest supplier of pharmaceutical and healthcare packaging in Europe. In our plastic packaging segment, our proprietary process for blow-molding of fluorinated HDPE barrier containers has helped us to achieve a leadership position in the European market for such containers.

We continue to invest in new equipment and new manufacturing plants to maintain our leadership positions and competitive advantages while at the same time growing with our customers.

Improved Operating Efficiency and Profitability

We are focused on continuing to improve the operating efficiency and profitability of our businesses. Over the past four years, we have integrated the operations of Field Group, Boxmore and First Carton, together with those of several smaller specialty packaging acquisitions. We have consolidated the sales, marketing and administrative functions of these businesses, which has resulted in reduced overhead, purchasing synergies and a more effective sales and marketing effort. In addition, we have rationalized our manufacturing facilities by closing five redundant or underutilized paperboard packaging facilities since 2000. We believe that continuing to improve our efficiency will enhance our competitive position, enabling us to retain or increase our market share while improving cash flow.

Legal and Environmental

Environmental

The subsidiary that comprised our former tissue segment has been identified by the U.S. federal government and the State of Wisconsin as a potentially responsible party with respect to possible natural resource damages and remediation and restoration liability in the Fox River and Green Bay System in Wisconsin. In connection with the disposition of the assets of that subsidiary, we retained liability for, and the third party indemnity rights associated with, discharges of polychlorinatedbiphenyls (commonly referred to as “PCBs”) and other hazardous materials in the Fox River and Green Bay System. We and other potentially responsible parties are currently engaged in the investigation and remediation of this location. Given the many uncertainties associated with the nature and scope of the remediation effort that will ultimately be required, and uncertainties associated with the possible recovery of the cost of such efforts from third parties, we cannot assure you that the ultimate costs related to this site will not have a material adverse affect on our results. For additional information regarding this matter, and other potential environmental matters that could affect us, see Note 8 to our unaudited interim financial statements incorporated by reference in this prospectus supplement from our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2003.

Other Litigation

On March 26, 2001, the SEC issued a formal order that a private investigation be conducted concerning matters related to our financial reporting. The investigation is based on SEC inquiries arising out of our restatement of earnings in 2000 related to the U.S. display business of a subsidiary included in our former merchandising and specialty packaging segment. We are cooperating with the SEC in the investigation and the outcome of the investigation cannot yet be determined.

We are a party to various other legal actions, which are ordinary and incidental to our business. While the outcome of legal actions cannot be predicted with certainty, we believe the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

Employees

At December 28, 2003, we had 5,875 employees. Some of our employees are represented by various trade unions or workers’ councils in each of the countries in which we operate. We believe that our relations with our employees are good.

Seasonality

We compete in several end-use markets, such as alcoholic drinks, confectioneries, cosmetics and fragrances, that are seasonal in nature. As a result, our earnings stream is seasonal, with peak operational activity during the third and fourth quarters of the year.

Research And Development

We conduct continuing technical research and development projects relating to new products and improvements of existing products and processes. Expenditures for research and development activities are not material.

Trademarks And Intellectual Property

We believe that our success depends, in part, on maintaining and enhancing our proprietary technical expertise and know-how. As a standard practice, we obtain legal protections we believe are appropriate for our intellectual property, but legally protected intellectual property rights are not material for our business. We are not aware of any legal proceedings that have been brought against us for infringement of a patent or trademark.

Properties

We believe that our production facilities are well maintained and in good operating condition, and are utilized at practical capacities that vary in accordance with product mixes, market conditions and machine configurations. From time to time, we also lease additional warehouse space and sales offices on an as-needed basis. A summary of our primary locations is presented below.

Paperboard Packaging

Belgium: Bornem, Brussels, Gent

England: Bedford, Birmingham, Bourne*, Bradford, Bristol, Greenford, Leicester, Loughborough*,     Newcastle, Nottingham, Portsmouth*, Tewkesbury, Thatcham*

France: Angoulême, Avallon, Bordeaux*, Ezy sur Eure, Lisses, Migennes, St. Pierre des Corps, Ussel*

Germany: Bremen, Bunde, Düren, Frankfurt, Melle, Stuttgart

Netherlands: Oss

Northern Ireland: Belfast

Republic of Ireland: Dublin, Limerick, Westport

Scotland: Bellshill, East Kilbride, Glasgow

Spain: Madrid

United States: Lexington, NC

Wales: Wrexham*

Plastic Packaging

England: Crewe

France: St. Etienne*

Mauritius: Port Louis**

Northern Ireland: Lurgan

People’s Republic of China: Kunshan (2)***

Republic of Ireland: Cavan

South Africa: Harrismith**, Cape Town**

Land Development

United States: West Point, VA

Corporate Headquarters

United States: Richmond, VA*

    *    Leased facility

  **    Facility leased by a joint venture in which we own a 70 percent interest

***    1 facility owned by a joint venture in which we own a 50 percent interest; 1 facility leased

MANAGEMENT

The following table sets forth the name, age and position of each of our directors and executive officers. Our executive officers serve at the pleasure of the board of directors and are generally elected at each annual organizational meeting of the board of directors. Our directors will hold office until the 2004, 2005 or 2006 annual meeting of shareholders, as indicated below, or until their respective successors have been elected and qualified.

Name	Age	Position
Thomas H. Johnson	54	Chairman, President & Chief Executive Officer, Director (term expires 2004)
Rafaël C. Decaluwe	56	Director (term expires 2006)
Sir David Fell	61	Director (term expires 2005)
Keith Gilchrist	55	Executive Vice President and Chief Operating Officer, Director (term expires 2005)
Henri D. Petit	55	Director (term expires 2004)
John W. Rosenblum	60	Director (term expires 2005)
Frank S. Royal	64	Director (term expires 2004)
Richard G. Tilghman	63	Director (term expires 2005)
Joseph P. Viviano	65	Director (term expires 2006)
Harry H. Warner	68	Director (term expires 2006)
Hugh V. White, Jr.	70	Director (term expires 2004)
J.P. Causey Jr.	60	Executive Vice President, Secretary & General Counsel
Andrew J. Kohut	45	Executive Vice President & Chief Financial Officer

Thomas H. Johnson, Chairman, President & Chief Executive Officer.    Mr. Johnson has been our company’s President & Chief Executive Officer since 1997. In 2000, he was elected Chairman of our Board of Directors and continues to serve in that capacity. He is also a director of Universal Corporation.

Rafaël C. Decaluwe, Director; Senior Consultant, RD Consult BVBA, a business consulting firm.    Mr. Decaluwe has been a director of our company since 2003, and he has served as Senior Consultant of RD Consult BVBA since 2002. He was Chief Executive Officer of N.V. Bekaert S.A., a manufacturer of steelwire, steelwire products and advanced materials, from 1994 to 2002.

Sir David Fell, Director; Chairman and Director, Northern Bank Limited, a banking and financial services company.    Mr. Fell has been a director of our company since 2000, and he has served as Chairman and Director of Northern Bank Limited since 1998. He also served as non-executive Chairman of Boxmore International, PLC, a printing and packaging company, from 1998 through 2000.

Keith Gilchrist, Director; Executive Vice President and Chief Operating Officer.    Mr. Gilchrist has been a director of our company since 2002, and he has been Executive Vice President and Chief Operating Officer of our company since 2001. Prior to that, he served as our company’s Executive Vice President—European Specialty Packaging from 1999 to 2001. Prior to joining our company, Mr. Gilchrist was Chief Executive of Field Group plc from 1993 until 1999.

Henri D. Petit, Director; Senior Vice President, Eastman Kodak Company.    Mr. Petit has been a director of our board since 2003, and he has served as Senior Vice President of Eastman Kodak Company since 2003. He was Vice President of Eastman Kodak Company from 1992 until 2003.

John W. Rosenblum, Director; Management Consultant and Dean Emeritus, Darden Graduate School of Business Administration, University of Virginia.    Dr. Rosenblum has been a member of our board since 1984.

Dr. Rosenblum has been a management consultant since 2001 and is Dean Emeritus of the Darden School at the University of Virginia. He was Dean of the Jepson School of Leadership Studies at the University of Richmond from 1996 through 2000 and a professor there from 2000 until 2001. Currently, Dr. Rosenblum is also a director of Grantham, Mayo, Van Otterloo & Co. LLC.

Frank S. Royal, Director; Physician.    Dr. Royal has been a member of our board since 1990. He is also a director of HCA—The Healthcare Company, CSX Corporation, Dominion Resources, Inc., Smithfield Foods, Inc. and SunTrust Banks, Inc.

Richard G. Tilghman, Director; Retired.    Mr. Tilghman has been a member of our board since 1986. During 1999 and 2000, Mr. Tilghman served as Vice Chairman and Director of SunTrust Banks, Inc. Prior to that role, he was Chairman of the Board and Chief Executive Officer of Crestar Financial Corporation from 1986 through 1999. He is also a director of Sysco Corporation.

Joseph P. Viviano, Director; Retired.    Mr. Viviano has been a member of our board since 1988. Mr. Viviano was with Hershey Foods Corporation from 1993 through 2000, first serving as President and Chief Operating Officer from 1993 to 1998 then as Vice Chairman and director from 1999 through 2000. Presently, Mr. Viviano is a director of Harsco Corporation, Huffy Corporation, R.J. Reynolds Tobacco Holdings Company, Inc. and RPM International, Inc.

Harry H. Warner, Director; President, George C. Marshall Foundation.    Mr. Warner has been a member of our board since 1978, and has been President of the George C. Marshall Foundation since 2002. He was a financial consultant prior to 2002. Mr. Warner is a former non-executive Chairman of the Board of our company, serving from 1998 through 2000. He is also a director of Allied Defense Group, Inc.

Hugh V. White, Jr., Director; Senior Counsel, Hunton & Williams.    Mr. White has been a member of our board since 1999. Mr. White has been Senior Counsel to the firm of Hunton & Williams, our principal law firm, since 1999. He is also a former partner of that firm.

J.P. Causey Jr., Executive Vice President, Secretary & General Counsel.    Mr. Causey has served as Executive Vice President, Secretary & General Counsel of our company since 2001. He served as Senior Vice President, Secretary & General Counsel of our company from 1995 to 2001.

Andrew J. Kohut, Executive Vice President & Chief Financial Officer.    Mr. Kohut has served as Executive Vice President & Chief Financial Officer of our company since 2001. He served as Senior Vice President of Strategic Business Development of our company from 1998 to 2001. Before taking that role, from 1996 through 1998 Mr. Kohut served as Group Vice President—Display and Packaging.

Hugh V. White, Jr., a director whose term expires in 2004, is not eligible for reelection under the terms of our bylaws, which do not permit a director to be elected or reelected if he has attained the age of 70 years. On February 24, 2004, we accepted the resignation of James E. Rogers as a director. On the same date, we announced that our board of directors had nominated Jeremy S.G. Fowden, Executive Board Member and Zone President Europe of Interbrew, SA, for election by our stockholders as a director of Chesapeake at the annual meeting of stockholders to be held April 28, 2004. Prior to joining Interbrew in 2001, Mr. Fowden was an executive and main board director of Rank Group, PLC, a British leisure and gaming company.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income and estate tax considerations that may be relevant to a “Non-U.S. Holder” (as defined below) of our common stock. The summary is based on current law, which may change, possibly with retroactive effect. This summary addresses only persons that will hold their common stock as a capital asset (i.e., generally, for investment) and does not address any state, local or non-U.S. tax laws.

A “Non-U.S. Holder” is a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, the District of Columbia or any state in the United States; (iii) an estate, if U.S. federal income taxation is applicable to the income of that estate regardless of the income’s source; or (iv) a trust, if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions (or if a valid election is in effect to treat the trust as a U.S. person under applicable U.S. Treasury regulations).

This summary does not address tax considerations applicable to Non-U.S. Holders to whom special tax rules may apply, including:

•	banks;

•	tax-exempt entities;

•	insurance companies;

•	common trust funds;

•	dealers in securities or currencies;

•	entities that are treated as partnerships (or other pass-through entities) for U.S. federal income tax purposes; or

•	persons that will hold our common stock as part of an integrated investment, including a straddle or conversion transaction, comprised of our common stock and one or more other positions.

You should consult your tax advisor in determining the tax consequences to you of purchasing, owning and disposing of our common stock, including the application to your particular situation of the U.S. federal income and estate tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Dividends

Distributions on our common stock will constitute dividends to the extent paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends, if any, paid to you generally will be subject to a 30% U.S. federal withholding tax, subject to reduction or elimination if you are eligible for the benefits of an applicable income tax treaty. Generally, to claim the benefits of an income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN and satisfy applicable certification and other requirements.

A percentage of any such dividend generally will not be subject to the 30% U.S. federal withholding tax if at least 80% of our gross income from all sources for the three taxable years preceding the dividend payment is “active foreign business income.” Generally, “active foreign business income” is gross income derived by us from sources outside the United States (or attributable to income so derived by certain of our subsidiaries) that is attributable to the active conduct of a trade or business in a foreign country or possession of the United States by us (or certain of our subsidiaries). If the 80% requirement is met, the 30% U.S. federal withholding tax will not apply to a percentage of the dividend equal to the percentage that our gross income from sources outside the United States for such three-year period is of our total gross income for such three-year period. We currently do not meet the 80% requirement, and it is uncertain whether we will meet it in any future year.

Dividends that are effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a permanent establishment or fixed base maintained by you in the United States, will be subject to U.S. federal income tax at regular graduated rates and, if you are a corporation, you may be subject to an additional, branch profits tax at a 30% rate or a lower rate specified by an applicable income tax treaty. The branch profits tax is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits. You should consult any applicable tax treaties which may provide for a lower rate of withholding or other rules different than those described above. You will not be entitled to a reduction in or an exemption from U.S. federal withholding tax if the payor or agent knows or has reason to know that you are not entitled to a reduction or exemption.

Sale, Exchange or Other Disposition of Common Stock

You generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other taxable disposition of our common stock unless:

•	you are an individual present in the United States for 183 days or more in the year of that sale, exchange or other disposition and certain other requirements are met;

•	the income or gain is “U.S. trade or business income,” which means income or gain that is effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, is attributable to a permanent establishment or a fixed base maintained by you in the United States; or

•	we are or have been, at any time within the shorter of the five-year period preceding such disposition or your holding period for our common stock, a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended, unless our common stock is regularly traded on an established securities market and you held no more than 5% of our outstanding common stock, directly or indirectly, at all times within the shorter of the five-year period preceding such disposition or your holding period for our common stock.

Although there can be no assurance, we believe that we are not currently a U.S. real property holding corporation, and do not expect to become a U.S. real property holding corporation in the future. Furthermore, no assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of section 897 of the Internal Revenue Code.

An individual described in the first bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though he or she is not considered a resident of the United States. An individual described in the second or third bullet points above will be subject to U.S. federal income tax at regular graduated rates on the gain derived from the sale. A foreign corporation described in the second or third bullet points above will be subject to U.S. federal income tax at regular graduated rates on the gain derived from the sale and, if described in the second bullet point, may be subject to the additional, branch profits tax described above on such gain. Additionally, if we are or have been a “U.S. real property holding corporation” during the period described in the third bullet point above, then a purchaser may withhold 10% of the proceeds payable to a Non-U.S. Holder from a disposition of our common stock if our common stock is not regularly traded on an established securities market at the time of the disposition.

Federal Estate Taxes

If you are an individual and are treated as the owner of, or have made certain lifetime transfers of, an interest in our common stock, you will be required to include the value of that interest in your gross estate for

U.S. federal estate tax purposes and might be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to you and the Internal Revenue Service the amount of dividends paid to you (and any tax withheld from those dividends) even if no withholding was required. Under the provisions of an applicable income tax treaty, copies of the information returns reporting dividends and withholding might also be made available to the tax authorities in the country in which you reside.

You will be subject to backup withholding on dividends paid to you unless applicable certification requirements are met. The backup withholding rate is currently 28%. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against your U.S. federal income tax liability (if any), provided the required information is furnished to the Internal Revenue Service.

In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to you, or to proceeds from the disposition of common stock paid to you, in each case if you have provided the required certification that you are a Non-U.S. Holder and neither we nor our paying agent has actual knowledge to the contrary.

The description set forth above is included for general information only and may not be applicable depending upon your particular situation. You should consult your tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

UNDERWRITING

Citigroup Global Markets Inc. and Banc of America Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Banc of America Securities LLC
HSBC Securities (USA) Inc.
SunTrust Capital Markets, Inc.
Total	3,400,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 510,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We and our executive officers and directors, have agreed, with some exceptions, that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the common stock, will not offer or sell any shares of common stock included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares of common stock included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares of common stock included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Our common stock is listed on the New York Stock Exchange under the symbol “CSK.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Paid by Chesapeake Corporation
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering will be $5.0 million, including underwriting discounts and commissions.

Certain of the underwriters and their respective affiliates have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. Certain of the underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common stock offered will be passed upon for us by Hunton & Williams LLP, Richmond, Virginia. Hugh V. White, Jr., Senior Counsel to the firm of Hunton & Williams LLP, is a member of our board of directors. Hunton & Williams LLP is our principal outside legal counsel. The underwriters will be advised about issues relating to the offering by their legal counsel, Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the fiscal year ended December 29, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

PROSPECTUS

$300,000,000

Debt Securities

Preferred Stock

Depositary Shares

Common Stock

Warrants

Stock Purchase Contracts

Stock Purchase Units

We may offer and sell debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts and stock purchase units. These securities may be offered and sold from time to time in one or more offerings for an aggregate offering price of up to $300,000,000 or the equivalent of such amount in one or more non-U.S. currencies. We will provide specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. We cannot sell any of these securities unless this prospectus is accompanied by a prospectus supplement.

Shares of our common stock are listed on the New York Stock Exchange under the symbol CSK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated February 19, 2004

You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000 or the equivalent of such amount in non-U.S. currencies, currency units or composite currencies.

This prospectus provides you with a general description of the securities that we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in the prospectus. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading “Incorporation of Certain Documents; Where You Can Find More Information.”

INCORPORATION OF CERTAIN DOCUMENTS;

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can review our SEC filings by accessing the SEC’s Internet site at http://www.sec.gov. In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or telephone number: Chesapeake Corporation, James Center II, 1021 E. Cary Street, Box 2350, Richmond, Virginia 23218-2350, (804) 697-1100, Attention: Investor Relations.

We are “incorporating by reference” in this prospectus certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of our securities under this prospectus is completed or withdrawn:

•	our annual report on Form 10-K for the fiscal year ended December 29, 2002;

•	our quarterly reports on Form 10-Q for the quarters ended March 30, 2003, June 29, 2003, and September 28, 2003;

•	our current reports on Form 8-K filed with the SEC on January 29, 2003, June 6, 2003, and October 2, 2003; and

•	the description of our common stock and preferred stock purchase rights contained in our registration statements on Form 8-A filed under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

Information contained in this prospectus, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus or in earlier-dated documents incorporated by reference.

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference forward-looking statements in this prospectus. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “may,” “will likely result,” “will continue,” “project,” or other words that convey uncertainty of future events or outcome, we are making forward-looking statements. Forward-looking statements include statements concerning:

•	future results of operations;

•	liquidity, cash flow and capital expenditures;

•	acquisition activities and the effect of completed acquisitions, including expected synergies and cost savings;

•	pending or anticipated litigation;

•	debt levels and the ability to obtain additional financing or make payments on our debt;

•	regulatory developments, industry conditions and market conditions; and

•	general economic conditions.

Our forward-looking statements are subject to risks and uncertainties. You should note that many important factors, some of which are discussed elsewhere in this prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results, performance and financial condition to differ materially from those expressed in our forward-looking statements. We do not undertake any obligation to update our forward-looking statements. Changes in the following important factors, among others, could cause our actual results to differ materially from those expressed in any such forward-looking statements:

•	competitive products and pricing;

•	production costs, particularly for raw materials such as folding carton and plastics materials;

•	fluctuations in demand;

•	possible recessionary trends in the United States and global economies;

•	governmental policies and regulations;

•	interest rates;

•	fluctuations in currency translation rates;

•	our ability to remain in compliance with our debt covenants; and

•	other risks that are detailed from time to time in reports we file with the SEC.

THE COMPANY

We are a leading international supplier of specialty value-added paperboard products, and we are also a leading supplier of plastic packaging products to niche markets. We focus on specific end-use markets, where our multinational customers demand creative packaging designs and desire broad geographic coverage from their packaging supplier. These markets are characterized by higher growth prospects and lower cyclicality than commodity packaging markets. Within those markets, we believe the services and process capabilities we offer enable us to provide additional value to our customers and achieve higher operating margins.

We operate in two core business segments: paperboard packaging and plastic packaging. We also have a land development business that, as of September 28, 2003, held approximately 1,000 acres of real estate in the United States which we plan to sell within the next year.

Historically, we were a manufacturer of commodity paper products, forest products and corrugated packaging products, with operations located primarily in the United States. Since 1997, we have divested our former commodity-based businesses, and have built our current core businesses through a series of acquisitions, the most significant of which were Field Group plc in 1999, and Boxmore International PLC and First Carton Group Limited in 2000. As a result of our recent strategic transformation, we now supply value-added paperboard and plastic packaging products from a network of 40 paperboard packaging facilities in Europe and North America, and nine plastic packaging facilities in Europe, Africa and Asia.

We are a holding company incorporated in Virginia. Our principal executive offices are located at James Center II, 1021 E. Cary Street, Richmond, Virginia 23218-2350. Our telephone number is (804) 697-1000.

USE OF PROCEEDS

Except as may be otherwise set forth in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the securities will be used for general corporate purposes, which may include the repayment of indebtedness, financing acquisitions and the repurchase of our outstanding securities, including our common stock. Funds not required immediately for those purposes may be invested temporarily in short-term marketable securities. A brief description of any indebtedness to be repaid with the net proceeds from the sale of securities will be set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods shown. “Earnings” consists of pre-tax income from continuing operations, plus fixed charges. “Fixed charges” consists of interest costs (whether expensed or capitalized), amortization of debt issuance costs and an estimate of the interest cost in rental expense.

	Nine Months Ended				Fiscal Years Ended On
	09/28/03		09/29/02		12/29/02		12/30/01		12/31/00		12/31/99		12/31/98
Ratio of earnings to fixed charges	1.6	x	1.3	x	1.5	x	1.3	x	1.4	x	3.0	x	—	[1]

[1]	Earnings, as defined, were inadequate to cover fixed charges by $2.8 million in 1998.

DESCRIPTION OF OUR DEBT SECURITIES

The following sets forth certain general terms and provisions of the debt securities offered hereby. Further terms of the offered securities are set forth in the prospectus supplement. In this description of our debt securities, “Chesapeake,” “us,” “we,” “our” or “ours” refers only to Chesapeake Corporation, and any successor obligor on the debt securities, and not to any of our subsidiaries.

We may issue senior or subordinated debt securities. The senior debt securities are to be issued under an indenture between us and Wachovia Bank, National Association, as trustee. The subordinated debt securities are to be issued under an indenture between us and Wachovia Bank, National Association, as trustee. The form of the senior indenture and the form of the subordinated indenture are filed as exhibits to the registration statement. The following summaries of material provisions of the indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the indentures, including the definitions therein of certain terms. Whenever particular sections, articles or defined terms of the indentures are referred to, it is intended that such sections, articles or defined terms shall be incorporated herein by reference.

General

The debt securities to be offered by this prospectus are limited to $300,000,000 (or the equivalent thereof in one or more non-U.S. currencies) in aggregate principal amount of unsecured debt obligations. However, the indentures do not limit the aggregate principal amount of debt securities that may be issued thereunder and provide that debt securities may be issued thereunder from time to time in one or more series. (Section 301). The indentures provide that we may denominate the debt securities and make them payable in non-U.S. currencies.

The senior debt securities will be unsecured obligations of ours and will rank on a parity with all other unsecured and unsubordinated indebtedness of ours. The senior debt securities will be effectively subordinated to any secured indebtedness of ours and our subsidiaries and to any indebtedness of our subsidiaries. The subordinated debt securities will be unsecured obligations of ours and will be subordinated in right of payment to all Senior Indebtedness.

Reference is made to the applicable prospectus supplement for the specific terms of the series of debt securities offered thereby including:

(1)	the title of the debt securities of the series (which shall distinguish the debt securities of the series from all other series of debt securities);

(2)	any limit upon the aggregate principal amount of the debt securities of the series which may be authenticated and delivered under the indenture;

(3)	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal and premium, if any, of the debt securities of the series will be payable;

(4)	the rate or rates (which may be fixed or floating), or the method of determination thereof, at which the debt securities of the series shall bear interest, if any, the date or dates from which such interest shall accrue, the date or dates on which such interest shall be payable and the record date, if any, for the interest payable;

(5)	the currency or units based on or relating to currencies in which the debt securities of the series shall be denominated or in which principal, interest and premium, if any, will or may be payable;

(6)	whether the debt securities are subject to subordination and the terms of such subordination;

(7)	if other than the principal office of the trustee, the place or places where the principal of (and premium, if any) and interest on debt securities of the series shall be payable;

(8)	the period or periods within which, the price or prices at which and the terms and conditions upon which debt securities of the series may be redeemed, in whole or in part, at our option;

(9)	our obligation, if any, to redeem or purchase debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which debt securities of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(10)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which debt securities of the series shall be issuable;

(11)	if other than the principal amount thereof, the portion of the principal amount of debt securities of the series which shall be payable upon declaration of acceleration of the maturity thereof in response to the occurrence of an Event of Default;

(12)	if the debt securities of the series shall be issued in whole or in part in the form of a global security or securities, the depositary for such global security or securities;

(13)	any addition to or change in the Events of Default from those set forth in the indenture which applies to any debt securities of the series;

(14)	any addition to or change in our covenants from those set forth in the indenture which applies to debt securities of the series;

(15)	if the debt securities of the series are convertible into other securities, the conversion price therefor, the period during which such debt securities will be convertible and any terms and conditions for the conversion of such debt securities which differ from those set forth in the indenture;

(16)	the application, if any, of the indenture provisions for defeasance and discharge or covenant defeasance to the debt securities of the series and any provisions in modification of, in addition to or in lieu of such provisions;

(17)	the amount of proceeds to be received by us from the sale of such debt securities;

(18)	any trustee or fiscal or authenticating or paying agent, issuing and paying agent, transfer agent or registrar or any other Person or entity who shall act in connection with such debt securities for or on behalf of the holders thereof or us or an affiliate;

(19)	the listing of the debt securities on any securities exchange or inclusion in any other market or quotation or trading system; and

(20)	any other terms, conditions and provisions of the series.

The holders of debt securities of a specified series that are convertible into our common stock will be entitled at certain times specified in the prospectus supplement relating to such convertible debt securities, subject to prior redemption, repayment or repurchase, to convert any convertible debt securities of such series into our common stock, at the conversion price set forth in such prospectus supplement, subject to adjustment and to such other terms as are set forth in such prospectus supplement. (Senior Indenture, Article 14; Subordinated Indenture, Article 15).

Unless otherwise provided in the prospectus supplement, principal of and any premium and interest on the debt securities shall be payable, and the transfer of the debt securities will be registrable, at the office of the applicable trustee, except that, at our option, interest may be paid by mailing a check to the address of the Person entitled thereto as it appears on the register for the debt securities. (Sections 305, 307 and 1002).

Unless otherwise indicated in the prospectus supplement, the debt securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305).

Debt securities may be issued as Original Issue Discount Securities (as defined in the indentures) to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating thereto.

Unless otherwise indicated in the applicable prospectus supplement, the indenture pursuant to which the debt securities are issued will not contain any financial covenants or other provisions that protect you in the event we issue a large amount of debt, or in the event that we are acquired by another entity (including in a highly leveraged transaction).

Certain Covenants Applicable to Senior Debt Securities

Unless otherwise indicated in the applicable prospectus supplement with respect to a series of senior debt securities, senior debt securities will have the benefit of the following covenants contained in the senior indenture. Unless otherwise indicated in the applicable prospectus supplement with respect to subordinated debt securities of a series, the subordinated debt securities will not have the benefit of such covenants. Certain capitalized terms used in this section are defined below under “Certain Definitions.”

Restrictions on Secured Debt and on Debt and Preferred Stock of Restricted Subsidiaries

The senior indenture provides that we will not, and will not permit any Restricted Subsidiary to, incur, issue, assume or guarantee any Debt, after the first date on which a senior debt security is authenticated by the trustee under the senior indenture, which Debt is secured by a Mortgage on any Principal Property of ours or any Restricted Subsidiary, or any shares of Capital Stock or Debt of any Restricted Subsidiary, without effectively providing that the securities of each series of senior debt securities then outstanding (together with, if we shall so determine, any other Debt of ours or such Restricted Subsidiary then existing or thereafter created that is not subordinate to the securities of each series then outstanding) shall be secured equally and ratably with (or, at our option, prior to) such secured Debt, so long as such secured Debt shall be so secured, and will not permit any Restricted Subsidiary to incur, issue or assume any unsecured Debt or to issue any Preferred Stock, in each instance unless the aggregate amount of all such Debt together with the aggregate preferential amount to which such Preferred Stock would be entitled on any involuntary distribution of assets and all Attributable Debt of ours and our Restricted Subsidiaries in respect of sale and leaseback transactions would not exceed 10% of Consolidated Net Tangible Assets. This restriction does not apply to, and there shall be excluded in computing Debt for the purpose of such restriction:

(1)

Debt secured by Mortgages on any property acquired, constructed or improved by us or any Restricted Subsidiary after the first date on which a senior debt security is authenticated by the trustee under the senior indenture, which Mortgages are created or assumed contemporaneously with, or within 12 months after, such acquisition, or completion of such construction or improvement, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement incurred after the first date on which a senior debt security is authenticated by the trustee under the senior indenture or Mortgages on any property existing at the time of the acquisition thereof if any such Mortgage does not apply to any property previously owned by us or any Restricted Subsidiary other than, in the case of any such construction or improvement, any previously unimproved real property on which the property so constructed, or the improvement, is located;

(2)	Debt of any corporation existing at the time such corporation is merged with or into us or a Restricted Subsidiary, provided that such Debt was not incurred in contemplation of such merger;

(3)	Debt of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such Debt was not incurred in contemplation of such corporation becoming a Restricted Subsidiary;

(4)	Debt of a Restricted Subsidiary to us or to another Restricted Subsidiary;

(5)	Debt secured by Mortgages securing obligations issued by a state, territory or possession of the United States, or any political subdivision of any of the foregoing, or the District of Columbia, to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel or in accordance with a ruling issued by the Internal Revenue Service, includable in gross income of the holder;

(6)	Debt secured by Mortgages in favor of any governmental body to secure progress, advance or other payments pursuant to any contract or provision of any statute; and

(7)	certain extensions, renewals or replacements of any Debt referred to in the foregoing clauses (1) through (6) inclusive.

This restriction does not apply to any issuance of Preferred Stock by a Restricted Subsidiary to us or another Restricted Subsidiary, provided that such Preferred Stock is thereafter not transferable to any Person other than us or a Restricted Subsidiary. (Senior Indenture, Section 1006).

Restrictions on Sales and Leasebacks

The senior indenture provides that we will not, and will not permit any Restricted Subsidiary to, after the first date on which a senior debt security is authenticated by the trustee under the senior indenture, enter into any sale and leaseback transaction involving any Principal Property that has been or is to be sold or transferred by us or a Restricted Subsidiary unless, after giving effect thereto, the aggregate amount of all Attributable Debt with respect to such transactions, plus (x) the aggregate amount of secured Debt of ours or our restricted Subsidiaries, plus (y) the aggregate amount of unsecured Debt of our Restricted Subsidiaries, plus (z) the aggregate preferential amount of the Preferred Stock of our Restricted Subsidiaries (in each of clauses (x), (y) and (z) hereof, excluding Debt or Preferred Stock permitted in the preceding paragraph under “Restrictions on Secured Debt and on Debt and Preferred Stock of Restricted Subsidiaries”) would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to, and there shall be excluded in computing Attributable Debt for the purpose of such restriction, Attributable Debt with respect to any sale and leaseback transaction if:

(1)	the lease in such transaction is for a period (including renewal rights) not exceeding three years;

(2)	we or a Restricted Subsidiary, within 180 days after such transaction, applies an amount not less than the greater of the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or the fair market value of the Principal Property so leased at the time of entering into such arrangement (as determined by our board of directors) to, (a) subject to certain restrictions, the retirement of our Funded Debt ranking on a parity with or senior to the senior debt securities or the retirement of Funded Debt of a Restricted Subsidiary or (b) the purchase of other property which will constitute a Principal Property having a fair market value, in the opinion of our board of directors, at least equal to the fair market value of the Principal Property leased in such sale leaseback transaction less the amount of any Funded Debt retired pursuant to clause (a) of this subparagraph;

(3)	such transaction is entered into prior to, at the time of, or within 12 months after the later of the acquisition of the Principal Property or the completion of the construction thereof;

(4)	the lease in such transaction secures or relates to obligations issued by a state, territory or possession of the United States, or any political subdivision thereof, or the District of Columbia, to finance the acquisition of or construction on property, and on which the interest is not, in the opinion of counsel or in accordance with a ruling issued by the Internal Revenue Service, includable in the gross income of the holder; or

(5)	such transaction is entered into between us and a Restricted Subsidiary or between Restricted Subsidiaries. (Senior Indenture, Section 1007).

Certain Definitions

The Senior Indenture defines the following terms used in this section:

“Attributable Debt” means, as to any particular lease under which any Person is at the time liable, at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension options held by the lessee), discounted from the respective due dates thereof to such date at the rate per annum equal to the weighted average interest rate borne by our then outstanding Funded Debt. The net amount of rent required to be paid under any such lease for any such period shall be the amount of the rent payable by the lessee with respect to such period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges and contingent rents (such as those based on sales). In the case of any lease that is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Capital Stock,” as applied to the stock of any corporation, means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the balance sheet of ours and our consolidated Restricted Subsidiaries for the most recent fiscal quarter for which financial statements have been filed with the Securities and Exchange Commission and computed in accordance with generally accepted accounting principles. For the purposes of this definition, any leasehold interest of ours or any Restricted Subsidiary shall be deemed to be a tangible asset if the rental obligations thereunder are included in Funded Debt.

“Debt” means (without duplication), with respect to any Person:

(1)	every obligation of such Person for money borrowed;

(2)	every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; and

(4)	every obligation of the type referred to in clauses (1) through (3) of another Person, the payment of which such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise (but only, in the case of this clause (4), to the extent such Person has guaranteed or is responsible or liable for such obligations).

“Funded Debt” means:

(1)	all Debt of ours and each subsidiary of ours maturing on, or renewable or extendible at the option of the obligor to, a date more than one year from the date of the determination thereof;

(2)	capital lease obligations payable on a date more than one year from the date of the determination thereof;

(3)	guarantees, direct or indirect, and other contingent obligations of ours and each subsidiary of ours in respect of, or to purchase or otherwise acquire or be responsible or liable for (through the investment of funds or otherwise), any obligations of the type described in the foregoing clauses (1) and (2) of others (but not including contingent liabilities on customer receivables sold with recourse); and

(4)	amendments, renewals, extensions and refundings of any obligations of the type described in the foregoing clauses (1), (2) and (3).

“Mortgage” means any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

“Original Issue Discount Security” means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity of the security.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Preferred Stock” means any of our Capital Stock of any class that has a preference over our common stock in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company and that is not mandatorily redeemable or repayable, or redeemable or repayable at the option of the holder, otherwise than in shares of our common stock or Preferred Stock of another class or series or with the proceeds of the sale of our common stock or Preferred Stock.

“Principal Property” means any manufacturing or processing plant, converting plant, warehouse or distribution center, including, in each case, the fixtures appurtenant thereto, owned and operated now or hereafter by us or any Restricted Subsidiary and having a book value on the date as of which the determination is being made of more than 3% of Consolidated Net Tangible Assets; in each case other than (i) any property which in the opinion of our board of directors is not of material importance to the total business conducted by us as an entirety or (ii) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

“Restricted Subsidiary” means a subsidiary of ours which owns a Principal Property, but does not include a subsidiary of ours engaged primarily in the development and sale or financing of real property.

“Stated Maturity” means, when used with respect to any security or any installment of principal or interest on such security, the date specified as the fixed date on which the principal or an installment of principal, premium, if any, or interest on such security is due and payable.

Subordination of Subordinated Debt Securities

Our obligations to make any payment on account of the principal of and premium, if any, and interest on the subordinated debt securities will be subordinate and junior in right of payment, to the extent set forth in the subordinated indenture, to all of our Senior Indebtedness. (Subordinated Indenture, Article 14).

Unless otherwise indicated in the applicable prospectus supplement, in the event that we shall default in the payment of any principal of or any premium or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for repayment or by declaration of acceleration or otherwise, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of or any premium or interest on the subordinated debt securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the subordinated debt securities. (Subordinated Indenture, Section 1401). Senior Indebtedness is defined in the subordinated indenture as:

(1)	all indebtedness of ours for money borrowed or constituting reimbursement obligations with respect to letters of credit and interest or currency swap agreements (including indebtedness secured by a Mortgage, conditional sales contract or other lien that is (a) given to secure all or a part of the purchase price of property subject thereto, whether given to the vendor of such property or to another or (b) existing on property at the time of acquisition thereof);

(2)	all indebtedness of ours evidenced by notes, debentures, bonds or other securities sold by us for money;

(3)	lease obligations (including, but not limited to, capitalized lease obligations);

(4)	all indebtedness of others of the kinds described in either of the preceding clauses (1) or (2) and all lease obligations and obligations of others of the kind described in the preceding clause (3) assumed by or guaranteed in any manner by us or in effect guaranteed by us through an agreement to purchase, contingent or otherwise; and

(5)	all (whether initial or seriatim) renewals, deferrals, increases, extensions or refundings of and modifications to indebtedness of the kinds described in any of the preceding clauses (1), (2) or (4) and all renewals or extensions of leases of the kinds described in either of the preceding clauses (3) or (4);

unless, in the case of any particular indebtedness, lease, renewal, extension or refunding, the instrument or lease creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, renewal, extension, deferral, increase, modification or refunding is not superior in right of payment to the subordinated debt securities or is expressly subordinated by its terms in right of payment to all other indebtedness of ours (including the subordinated debt securities).

In the event of:

(1)	any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to us, our creditors or our property;

(2)	any proceeding for the liquidation, dissolution or other winding up of our company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings;

(3)	any assignment by us for the benefit of creditors; or

(4)	any other marshalling of our assets;

all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of any of the subordinated debt securities on account thereof. In such event, any payment or distribution on account of the principal of or any premium or interest on the subordinated debt securities, whether in cash, securities or other property (other than securities of ours or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the subordinated debt securities, to the payment of all Senior Indebtedness at the time outstanding, and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, shall be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holder or holders of subordinated debt securities, together with the holders of any obligations of ours ranking on a parity with the subordinated debt securities, shall be entitled to be paid from our remaining assets the amounts at the time due and owing on account of unpaid principal of (and premium, if any)

and interest on the subordinated debt securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any Capital Stock or obligations of ours ranking junior to the subordinated debt securities and such other obligations. If any payment or distribution on account of the principal of or any premium or interest on the subordinated debt securities of any character, whether in cash, securities or other property (other than securities of ours or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the subordinated debt securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), or any security shall be received by the trustee or any holder of any subordinated debt securities in contravention of any of the terms of the indenture and before all the Senior Indebtedness shall have been paid in full, such payment or distribution or security will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. (Subordinated Indenture, Section 1401).

By reason of such subordination, in the event of our insolvency, holders of Senior Indebtedness may receive more, ratably, and any holder or holders of the subordinated debt securities having a claim pursuant to such subordinated debt securities may receive less, ratably, than the other creditors of ours. Such subordination will not prevent the occurrence of an Event of Default in respect of the subordinated debt securities.

Effect of Corporate Structure

The debt securities are obligations exclusively of Chesapeake and not of our subsidiaries. Because our operations are currently conducted through subsidiaries, the cash flow and the consequent ability to service our debt, including the debt securities, are dependent, in part, upon the earnings of our subsidiaries and the distribution of those earnings to us or upon loans or other payments of funds by those subsidiaries to us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the debt securities or to make any funds available therefore, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

Although the senior indenture limits the incurrence of such indebtedness, as described above under “—Certain Covenants Applicable to Senior Debt Securities,” the debt securities will be effectively subordinated to all indebtedness and other liabilities, including current liabilities and commitments under leases, if any, of our subsidiaries. Any right we have to receive assets of any of our subsidiaries upon liquidation or reorganization of the subsidiary (and the consequent right of the holders of the debt securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

No Restriction on Sale or Issuance of Stock of Subsidiaries

The indentures contain no covenant that we will not sell, transfer or otherwise dispose of any shares of, or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of any of our subsidiaries, nor does it prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of such subsidiary.

Consolidation, Merger and Sale of Assets

Unless otherwise specified in the applicable prospectus supplement, without the consent of the holder or holders of any of the outstanding debt securities, we may consolidate or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety, to any corporation, partnership or trust organized under the laws of any domestic jurisdiction, provided, that, the successor corporation assumes our obligations on the debt securities and under the indentures and that after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time would become an Event of Default, has occurred and is continuing, and that certain other conditions are met. (Section 801).

Events of Default

Unless otherwise specified in the applicable prospectus supplement, Events of Default with respect to debt securities of any series means any of the following:

(1)	default for thirty days in payment when due of any interest on any debt security of that series;

(2)	default in payment when due of principal of or premium, if any, on any debt security of that series at its Stated Maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any debt securities of that series;

(3)	default for sixty days after notice to us by the trustee for such series, or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debt securities of such series then outstanding, in the performance of any other covenant or warranty of ours in the debt securities of that series, in the indentures or in any supplemental indenture under which the debt securities of that series may have been issued;

(4)	certain events of bankruptcy, insolvency or reorganization involving Chesapeake (Section 501); and

(5)	any other Event of Default provided in the applicable prospectus supplement.

Events of Default with respect to a specified series of debt securities may be added to the indenture under which the series is issued and, if so added, will be described in the applicable prospectus supplement. (Section 301). No Event of Default with respect to a particular series of debt securities issued under the indentures necessarily constitutes an Event of Default with respect to any other series of debt securities issued thereunder.

Unless otherwise specified in the applicable prospectus supplement, the trustee for any series of debt securities shall, within 90 days after the occurrence of a default with respect to debt securities of that series, give to the holders of the debt securities of that series notice of all uncured defaults known to it, provided, that, except in the case of default in payment on the debt securities of that series, the trustee may withhold the notice if and so long as it in good faith determines that withholding such notice is in the interest of the holders of the debt securities of that series, provided, further, that no notice of a default made in the performance of any covenant or a breach of any warranty contained in the indentures, with certain limited exceptions, shall be given until at least 60 days after the occurrence thereof. In this paragraph, “default” means any event which is, or, after notice or lapse of time or both, would become, an Event of Default. (Section 602).

Unless otherwise specified in the applicable prospectus supplement, if an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, either the trustee or the holder or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained, the holder or holders of a majority in aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502).

The indentures provide that, subject to the duty of the trustees in the case of an Event of Default to act with the required standard of care, the trustees will be under no obligation to exercise any rights or powers under the indentures at the request or direction of any of the holders, unless such holder or holders shall have offered to the trustees indemnity satisfactory to the trustee. (Sections 601 and 603). Subject to such provisions for the indemnification of the trustees, the holder or holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustees, or exercising any trust or power conferred on the trustees with respect to the debt securities of that series. (Section 512).

We are required to furnish to the trustees annually a statement as to our performance of certain of our obligations under the indentures and as to any default in such performance. (Section 1005).

Global Securities

The debt securities of a series may be issued in the form of one or more fully registered securities in global form that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series and will be registered in the name of the depositary or its nominee. In such case, one or more global securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding debt securities of the series represented by such global security or securities. Unless and until any such global security is exchanged in whole or in part for debt securities in definitive certificated form, such global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor and except as described in the applicable prospectus supplement. (Section 303).

The specific terms of the depositary arrangement with respect to a series of debt securities to be represented by a global security will be described in the prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of any global security, and the deposit of such global security with or on behalf of the depositary for such global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by such global security to the accounts of institutions (“participants”) that have accounts with such depositary or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution or placement of such debt securities or by us, if such debt securities are offered and sold directly by us. Ownership of beneficial interests in such global security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such global security will be shown by book-keeping entries on, and the transfer of that ownership interest will be effected only through book-keeping entries to, records maintained by the depositary or its nominee for such global security. Ownership of beneficial interests in such global security by Persons that hold through participants will be shown by book-keeping entries on, and the transfer of that ownership interest among or through such participants will be effected only through book-keeping entries to, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive certificated form rather than book-entry form. Such laws may impair the ability to own, transfer or pledge beneficial interests in any global security.

So long as the depositary for a global security or its nominee is the registered owner of such global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the indenture. Except as set forth below or otherwise specified in the applicable prospectus supplement, owners of beneficial interests in a global security will not be entitled to have debt securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each Person owning a beneficial interest in such global security must rely on the procedures of the depositary and, if such Person is not a participant, on the procedures of the participant through which such Person directly or indirectly owns its interest, to exercise any rights of a holder under the indenture. The indenture provides that the depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. (Section 104). We understand that under existing industry practices, if we request any action of holders or any owner of a beneficial interest in such global security desires to give any notice or take any action that a holder is entitled to give or take under the indenture, the depositary for such global security would authorize the participants holding the relevant beneficial interest to give such notice or take such action, and such participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Principal and any premium and interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to such depositary or its nominee, as the case may be, as the registered owner of such global security. None of us, the trustee or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 308).

We expect that the depositary for any series of debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of such depositary. We also expect that payments by participants to owners of beneficial interests in such global security or securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of such participants.

If the depositary for any series of debt securities represented by a global security is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such debt securities in definitive certificated form in exchange for such global security. In addition, beneficial interests in a global security are exchangeable into definitive notes in registered certificated form if there has occurred and is continuing an Event of Default and the beneficial owners representing a majority in principal amount of the applicable series of debt securities advise the depositary for such series to cease acting as depositary. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a series represented by one or more global securities and, in such event, will issue debt securities of such series in definitive certificated form in exchange for the global security representing such series of debt securities. (Section 305).

Further, an owner of a beneficial interest in a global security representing debt securities of a series may, on terms acceptable to us and the depositary for such global security, receive debt securities of such series in definitive certificated form, if we so specify with respect to the debt securities of such series. In any such instance, an owner of a beneficial interest in a global security will be entitled to have debt securities of the series represented by such global security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive certificated form. Debt securities of such series so issued in definitive certificated form will, except as set forth in the applicable prospectus supplement, be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form. (Section 305).

Modification and Waiver

Modifications and amendments of the indentures may be made by us and the applicable trustee with the consent of the holder or holders of a majority in principal amount of the debt securities of all affected series; provided, however, that no such modification or amendment may, without the consent of the holder or holders of all of the outstanding debt securities affected thereby:

(1)	change the Stated Maturity date of the principal of, or any installment of principal of, or premium, if any, or interest, if any, on, any debt security;

(2)	reduce the principal amount of, or premium, if any, or interest, if any, on, any debt security, or change the method of calculation thereon or reduce the amount payable on redemption thereof;

(3)	reduce the amount of principal of a debt security payable upon acceleration of the maturity thereof;

(4)	change the currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security;

(5)	impair the rights of any holder of any debt securities to conversion rights;

(6)	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

(7)	if the debt securities are subordinated debt securities, modify the subordination provisions in the indentures in a manner that is adverse to the holders of such subordinated debt securities;

(8)	reduce the percentage in principal amount of the debt security, the consent of whose holder or holders is required for modification or amendment of the indentures or for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults; or

(9)	modify any other provisions of the indentures as specified in the applicable prospectus supplement. (Sections 901 and 902).

The holder or holders of a majority in principal amount of the debt securities of each affected series may, on behalf of the holder or holders of such debt securities, waive compliance by us with certain restrictive provisions of the indentures. The holder or holders of a majority in principal amount of the debt securities of each affected series also may, on behalf of the holder or holders of all such debt securities, waive any past default under the indentures with respect to such debt securities, except a default in the payment of the principal, or premium, if any, or interest on, any debt security or in respect of a provision that under the indentures cannot be modified or amended without the consent of the holder or holders of all of the outstanding debt securities affected thereby. (Section 513).

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustees

Wachovia Bank, National Association, is the Trustee under the senior indenture. Notice to the senior trustee should be directed to 1021 East Cary Street, Richmond, Virginia 23219, Attention: Corporate Trust Administration - VA 9646.

Wachovia Bank, National Association, is the Trustee under the subordinated indenture. Notice to the subordinated trustee should be directed to 1021 East Cary Street, Richmond, Virginia 23219, Attention: Corporate Trust Administration - VA 9646.

DESCRIPTION OF OUR PREFERRED STOCK

General

The following is a summary of some of the important terms of our preferred stock. You should review the applicable Virginia law and our Restated Articles of Incorporation (the “Articles”) and our Amended and Restated Bylaws (the “Bylaws”) for a more complete description of our preferred stock.

Our Articles authorize us to issue 500,000 shares of preferred stock, par value $100 per share. We may amend our Articles from time to time to increase the number of authorized shares of preferred stock. Any amendment requires the approval of the holders of a majority of the outstanding shares of our common stock and the approval of the holders of a majority of the outstanding shares of all series of preferred stock voting together as a single class without regard to series. As of the date of this prospectus, we have no shares of preferred stock outstanding.

Our board of directors is authorized to designate with respect to each new series of preferred stock:

•	the number of shares in each series;

•	the dividend rates and dates of payment;

•	voluntary and involuntary liquidation preferences;

•	redemption prices;

•	whether dividends will be cumulative and, if cumulative, the date or dates from which they will be cumulative;

•	the sinking fund provisions, if any, for redemption or purchase of shares;

•	the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for, or the rights to purchase, shares of any other class or series; and

•	the voting rights, if any.

We will pay dividends and make distributions in the event of our liquidation, dissolution or winding up first to holders of our preferred stock and then to holders of our common stock. Our board of directors’ ability to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of our common stock and, under some circumstances, may discourage an attempt by others to gain control of us.

The prospectus supplement relating to each series of the preferred stock will describe the following terms:

•	title and stated value of the series;

•	the number of shares in the series;

•	the dividend payment dates and the dividend rate or method of determination or calculation of the terms applicable to the series;

•	applicable redemption provisions, if any;

•	sinking fund or purchase fund provisions, if any;

•	the fixed liquidation price and fixed liquidation premium, if any, applicable to the series;

•	the rate or basis of exchange or conversion into other securities or method of determination thereof applicable to the series, if any;

•	the conversion rights, if any;

•	applicable voting rights; and

•	any other applicable terms.

Redemption

A series of preferred stock may be redeemable, in whole or in part, at our option. In addition, the series’ redemption may be mandatory under a sinking fund. In each case, the prospectus supplement will describe the terms, times and redemption policies of the series.

The prospectus supplement relating to a series of preferred stock that is mandatorily redeemable will specify the number of shares of the series of preferred stock that we will redeem in each year commencing after a specified date, at a specified redemption price per share, together with an amount equal to any accrued and unpaid dividends to the date of redemption.

If we redeem fewer than all the outstanding shares of any series of preferred stock, whether by mandatory or optional redemption, the selection of the shares to be redeemed will be determined by lot or pro rata as may be determined by our board of directors or its duly authorized committee, or by any other method our board of directors or its committee determines to be equitable. From and after the date of redemption, unless we default in providing for the payment of the redemption price, dividends will cease to accrue on the shares of preferred stock called for redemption and all rights of the holders will cease, except their right to receive the redemption price.

Conversion Rights; No Preemptive Rights

The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into shares of our common stock or another series of our preferred stock. The preferred stock will have no preemptive rights.

Dividend Rights

The holders of the preferred stock of each series will be entitled to receive, if and when declared payable by our board of directors, out of assets available therefore, dividends at, but not exceeding, the dividend rate for the series, which may be fixed or variable, payable at such intervals and on the dates as described in our board of directors’ resolution creating the series. If the intervals and dividend payment dates will vary from time to time for the series, the resolution will describe the method by which the intervals and the dates will be determined. Dividends on preferred stock will be paid before any dividends, other than a dividend payable in our common stock, may be paid upon or set apart for any shares of capital stock ranking junior to the preferred stock in respect of dividends or liquidation rights, which is referred to in this prospectus as “stock ranking junior to the preferred stock”.

Voting Rights

Except as indicated below or in the prospectus supplement relating to a particular series of preferred stock, or except as expressly required by the laws of the Commonwealth of Virginia or other applicable law, the holders of the preferred stock will not be entitled to vote. Except as indicated in the prospectus supplement relating to a particular series of preferred stock, each share will be entitled to one vote on matters on which holders of the series of the preferred stock are entitled to vote.

However, as more fully described below in the subsection entitled “Depositary Shares,” if we elect to issue depositary shares representing a fraction of a share of preferred stock, each depositary share will, in effect, be entitled to a fraction of a vote, rather than a full vote. Because each full share of any series of preferred stock will be entitled to one vote, the voting power of the series, on matters on which holders of the series and holders of other series of preferred stock are entitled to vote as a single class, will depend on the number of shares in the series, not the aggregate liquidation preference or initial offering price of the shares of the series of preferred stock.

In addition to the foregoing voting rights, under the Virginia Stock Corporation Act (the “VSCA”) as now in effect, the holders of preferred stock will have the voting rights described in the above subsection entitled “General” with respect to amendments to our Articles that would increase the number of authorized shares of our preferred stock.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of preferred stock will be entitled to receive, for each share thereof, the fixed liquidation or stated value for the respective series together in all cases with all dividends accrued or in arrears on the preferred stock, before any distribution of the assets will be made to the holders of any stock ranking junior to the preferred stock, such as our common stock. If the assets distributable among the holders of preferred stock would be insufficient to permit the payment of the full preferential amounts fixed for all series, then the distribution will be made among the holders of each series ratably in proportion to the full preferential amounts to which they are each entitled.

Depositary Shares

General

We may, at our option, elect to offer fractional, rather than full, shares of preferred stock. In the event we exercise the option, we will issue to the public receipts for depositary shares. Each receipt will represent a fraction of a share of a particular series of preferred stock as described below and in the applicable prospectus supplement.

The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company that we select having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. The deposit agreement may provide that each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by the depositary share, to all the rights and preferences of the preferred stock represented thereby, including dividend, voting, redemption and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock. If depositary shares are issued, copies of the forms of deposit agreement and depositary receipt will be incorporated by reference in the registration statement of which this prospectus is a part, and the following summary is qualified in its entirety by reference to those documents.

Pending the preparation of definitive engraved depositary receipts, the depositary bank may, upon our written order, issue temporary depositary receipts substantially identical to, and entitling the holders thereof to all the rights pertaining to, the definitive depositary receipts but not in definitive form. Definitive depositary receipts will be prepared thereafter without unreasonable delay, and temporary depositary receipts will be exchangeable for definitive depositary receipts at our expense.

Withdrawal of Preferred Stock

Upon surrender of the depositary receipts to the depositary bank, the owner of the depositary shares is entitled to delivery of the number of whole shares of preferred stock represented by the depositary shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the depositary bank will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares. The depositary bank will not distribute fractional shares of preferred stock or cash instead of the fractional shares. Consequently, a holder of a depositary receipt representing a fractional share of preferred stock would be able to liquidate his position only by sale to a third party in a public trading market transaction or otherwise, unless the depositary shares are redeemed by us or converted by the holder.

Dividends and Other Distributions

The depositary bank will distribute all cash dividends or other cash distributions that it receives on the preferred stock to the record holders of depositary shares relating to the preferred stock in proportion to the number of the depositary shares owned by the holders.

In the event of a distribution other than in cash, the depositary bank will distribute property that it receives to the record holders of depositary shares entitled to the property. However, if the depositary bank determines that it is not feasible to make the distribution, the depositary bank may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

Redemption of Depositary Shares

If a series of preferred stock represented by depositary shares is redeemable, the depositary shares will be redeemed from the proceeds that the depositary bank receives resulting from the redemption, in whole or in part, of the series of preferred stock that the depositary bank holds. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of preferred stock. Whenever we redeem shares of preferred stock held by the depositary bank, the depositary bank will redeem as of the same redemption date the number of depositary shares representing the shares of redeemed preferred stock. If fewer than all of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the depositary bank may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary bank will mail the information contained in the notice of meeting to the record holders of the depositary shares relating to the preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary bank as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder’s depositary shares. The depositary bank will endeavor, insofar as practicable, to vote the amount of preferred stock represented by the depositary shares under the instructions, and we will agree to take all action that the depositary bank deems necessary to enable the depositary bank to do so. The depositary bank may abstain from voting shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing the preferred stock.

Amendment and Termination of the Depositary Agreement

At any time, we may agree with the depositary bank to amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the holders of at least a majority of the depositary shares then outstanding has approved the amendment. We or the depositary bank may terminate the deposit agreement only if:

•	all outstanding depositary shares have been redeemed; or

•	there has been a final distribution on the preferred stock in connection with our liquidation, dissolution or winding up, and the distribution has been distributed to the holders of depositary receipts.

Charges of Depositary Bank

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary bank in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and the other charges, including any fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement for their accounts.

Miscellaneous

The depositary bank will forward to holders of depositary receipts all required reports and communications from us that are delivered to the depositary bank.

Neither we nor the depositary bank will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing the obligations under the deposit agreement. Those obligations will be limited to performance in good faith of the duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary bank may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary Bank

The depositary bank may resign at any time by delivering to us notice of its election to do so. We may remove the depositary bank at any time. Any resignation or removal will take effect upon the appointment of a successor depositary bank and its acceptance of the appointment. The successor depositary bank must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The preferred stock, when issued in exchange for full consideration, will be fully paid and nonassessable.

DESCRIPTION OF OUR COMMON STOCK

General

The following summary does not purport to be complete and is subject in all respects to applicable Virginia law and our Articles and Bylaws.

Our Articles authorize us to issue 60,000,000 shares of common stock, par value $1.00 per share. As of November 30, 2003, there were 15,323,872 shares of common stock outstanding. The holders of validly issued and outstanding shares of our common stock are entitled to one vote per share on each matter that is properly presented to shareholders for a vote. A majority of the votes cast decides each matter presented at a meeting of the shareholders (assuming a quorum is present), except for the election of directors, which requires a plurality of the votes cast, and certain matters for which a different vote is required by express provision of law, our Articles or our Bylaws. No cumulative voting is permitted.

The holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to our common stock.

In the event of a liquidation, dissolution or winding up of our company, each share of our common stock entitles its holder to participate ratably in any assets remaining after payment of all of our liabilities and obligations and all preferential amounts to which the holders of shares of preferred stock, or any other class of stock having prior rights, may be entitled.

Subject to the rights of any holders of shares of any class of stock having prior rights as to dividends, the holders of our common stock are entitled to receive ratably such dividends as our board of directors may declare out of funds legally available therefore, when and if so declared. The payment by us of dividends, if any, rests within the discretion of our board of directors and will depend upon general business conditions encountered by us, our earnings, financial condition and capital requirements and such factors as our board of directors may deem relevant. We entered into certain credit agreements that include financial covenants restricting the payment of dividends.

Trading Market and Transfer Agent

Shares of our common stock are listed on the New York Stock Exchange under the symbol CSK. The transfer agent and registrar for shares of our common stock is Computershare Investor Services, LLC, 2 North LaSalle Street, 3rd Floor, Chicago, Illinois 60602.

Certain Provisions of Virginia Law, Our Articles and Bylaws

Board of Directors; Removal; Vacancies

The VSCA provides that the board of directors of a Virginia corporation shall consist of a number of individuals specified in or fixed in accordance with the bylaws of the corporation or, if not specified in or fixed in accordance with the bylaws, then a number specified in or fixed in accordance with the articles of incorporation of the corporation.

Our Articles provided that the number of directors shall be set forth in our Bylaws; provided that the number of directors set forth in the Bylaws cannot be increased by more than two during any twelve-month period except by the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock. Our Bylaws provide that the number of members of our board of directors shall be 12 and that the board of directors may amend our Bylaws from time to time to increase the number of directors by two during any twelve-month period and may decrease the number of directors by thirty percent or less of the number of directors last elected by the shareholders. Our Articles and Bylaws divide the directors into three classes of directors serving staggered three-year terms.

Our Articles provide that directors may be removed, with or without cause, only by the affirmative vote of the holders of at least 80% of the outstanding shares of our common stock, and that no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Our Articles provide that any vacancy occurring on our board of directors may be filled by the affirmative vote of the majority of the remaining directors, though less than a quorum of our board of directors, and the term of any director so elected shall expire at the next annual meeting of shareholders and when his successor is elected.

The Article governing the number, election, classification and removal of directors may not be amended without the affirmative vote of either:

(1)	the holders of at least 80% of the outstanding shares of our common stock; or

(2)	a majority of those directors who are Continuing Directors (as defined below) and the holders of two-thirds of the outstanding shares of our common stock.

“Continuing Director” is defined in our Articles to mean any member of our board of directors who:

(1)	was elected to our board of directors at the 1983 annual meeting of shareholders; or

(2)	was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Continuing Directors then in office.

As of the date of this prospectus, all of our directors are Continuing Directors.

We believe that a classified board of directors will help to assure the continuity and stability of our board of directors and our business strategies and policies as determined by our board of directors because the majority of the directors at any given time will have prior experience as directors of our company. This provision should help ensure that, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, we will have sufficient time to review the proposal and appropriate alternatives and to get the best available result for all of our shareholders.

A classified board of directors could prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual shareholders meeting following the date the third party obtains the controlling stock interest. This could have the effect or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could thus increase the likelihood that incumbent directors will retain their positions.

Shareholder Director Nominations; Shareholder Proposals

Our Bylaws provide that, subject to the rights of holders of any class of preferred stock, a shareholder may nominate one or more persons for election as directors at a meeting only if written notice of such shareholder’s nomination has been given to the Secretary of our company not less than fifty nor more than seventy-five days before the first anniversary of the date of our proxy statement in connection with the last meeting of shareholders called for the election of directors. Each notice must contain:

(1) the name, age, business address and, if known, residential address of each nominee;

(2) the principal occupation or employment of each nominee; and

(3) the number and class of our capital shares beneficially owned by each nominee.

The Secretary of our company delivers all such notices to the corporate governance and nominating committee of our board of directors for review. After such review, the corporate governance and nominating committee makes its recommendation regarding nominees to our board of directors. The chairman of any shareholders’ meeting called for the election of directors may determine that a shareholder nomination was not made in accordance with the procedures and declare to the meeting that the defective nomination shall be disregarded.

For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of our company. To be timely, a shareholder’s notice must be given, either by personal delivery or by mail, to the Secretary not less than sixty days before the first anniversary of the date of our proxy statement in connection with the last annual meeting. The notice must contain as to each matter the shareholder proposes to bring before the annual meeting:

(1)	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

(2)	the name and record address of the shareholder proposing such business;

(3)	the class, series and number our shares beneficially owned by the shareholder; and

(4)	any material interest of the shareholder in such business.

If business is brought before an annual meeting without complying with these provisions, the chairman of the meeting shall declare that the business was not properly brought before the meeting, and such business shall not be transacted.

Liability of Officers and Directors

Our Bylaws provide that no officer or director shall be liable to us or our shareholders for monetary damages except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities laws.

Virginia law permits, and our Bylaws require, indemnification of our directors and officers in a variety of circumstances, which may include liabilities under the Securities Act. Our Bylaws require indemnification of:

(1)	any person who was or is a party to any proceeding by reason of the fact that he is or was an officer or director of our company; and

(2)	any director or officer who is or was serving at our request as a director, trustee, partner or officer of another entity;

unless, in each case, such person engaged in willful misconduct or a knowing violation of the criminal law.

In addition, Virginia law may under certain circumstances limit the liability of officers and directors in a shareholder or derivative proceeding.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Vote Required for Certain Business Combinations

Higher Vote for Certain Business Combinations.    Our Articles provide that, except as described below, the affirmative vote of the holders of at least 80% of our outstanding shares of common stock is required to approve the following business combinations (each a “Business Combination”):

(1)	any merger or consolidation of our company or any of our subsidiaries with any Interested Stockholder (as defined below);

(2)	any statutory stock exchange in which any Interested Stockholder acquires the issued and outstanding shares of any class of capital stock of our company or any of our subsidiaries;

(3)	any transaction or series of transactions involving more than $10,000,000 to which we or any of our subsidiaries and any Interested Stockholder is a party;

(4)	the issuance or transfer by us or any of our subsidiaries of any securities of ours or our subsidiaries having an aggregate fair market value of $10,000,000 or more to any Interested Stockholder;

(5)	the adoption of any plan or proposal for the liquidation or dissolution of our company proposed by or on behalf of an Interested Stockholder; or

(6)	any reclassification of securities, or recapitalization of our company, or any merger or consolidation of our company with any of our subsidiaries or any other transaction (whether or not involving an Interested Stockholder) which has the effect of increasing the proportion of any class of securities of our company or any of our subsidiaries owned by any Interested Stockholder.

When Higher Vote is Not Required.    The affirmative vote of the holders of at least 80% of our outstanding shares of common stock shall not be required to approve a Business Combination, and such Business Combination shall require only such approval as is required by law and any other provision of our Articles, if all of the conditions specified in either of the following paragraphs (1) or (2) are met:

(1)	the Business Combination shall have been approved by a majority of the Continuing Directors (as defined below); or

(2)	among other things, the consideration paid to the holders of our common stock in the Business Combination will:

(a)	equal the highest per share price paid by the Interested Stockholder for shares of our common stock within the two-year period prior to the first public announcement of the Business Combination or in the transaction in which it became an Interested Stockholder, whichever is higher; and

(b)	be in cash or in the same form as the Interested Stockholder has previously paid for shares of our common stock.

Definitions.    Our Articles define the following terms used in this section:

(1)	“Interested Stockholder” means any person who is the beneficial owner of 20% or more of our outstanding common stock; and

(2)	“Continuing Director” means any member of our board of directors who:

(a)	was elected to our board of directors at the 1983 annual meeting of stockholders; or

(b)	was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Continuing Directors then on the Board.

As of the date of this prospectus, all of our directors are Continuing Directors for purposes of this section of our Articles.

Amendment or Repeal.    The provisions of the Article governing the required vote for Business Combinations may not be amended or repealed without the affirmative vote of either:

(1)	the holders of at least 80% of the outstanding shares of our common stock; or

(2)	a majority of the Continuing Directors and the holders of at least two-thirds of the outstanding shares of our common stock.

Anti-Takeover Statutes

The VSCA contains provisions relating to “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

(1)	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

(2)	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions may have the effect of deterring certain takeovers of Virginia public corporations. The board of directors of a Virginia corporation may adopt a bylaw providing that the control share provisions of the VSCA do not apply to acquisitions of the corporation’s shares. Such a bylaw may be adopted at any time up to four days following receipt by the corporation of notice of a proposed control share acquisition. As permitted under the VSCA, our board of directors has adopted a bylaw opting-out of the control share acquisition provisions of the VSCA.

The VSCA also contains provisions governing “Affiliated Transactions.” In general, these provisions require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10 percent of any class of its outstanding voting shares (an “Interested Shareholder”) by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than five percent. These provisions may have the effect of deterring certain takeovers of Virginia corporations.

Miscellaneous

Our common stock, when issued and full consideration is received therefor, will be fully paid and non-assessable.

Preferred Share Purchase Rights

In 1998, we distributed as a dividend one right for each outstanding share of our common stock. Each right entitles its holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock (“Series A Preferred Stock”) pursuant to our amended and restated rights agreement, dated February 21, 2001, between us and Computershare Investor Services, LLC. Each one one-thousandth of a share (a “Unit”) of Series A Preferred Stock is structured to be the equivalent of one share of our common stock. The exercise price of each right is $120 subject to adjustment (the “Purchase Price”). Rights will also attach to shares of our common stock issued prior to the Distribution Date (as defined below) unless our board of directors determines otherwise at the time of issuance.

The rights are appurtenant to the shares of our common stock and are evidenced by common stock certificates, and no separate certificates evidencing the rights will be distributed initially. The rights are separate from our common stock and a distribution of the rights certificates will occur (the “Distribution Date”) upon the earlier of:

(1)	10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock (the “Stock Acquisition Date”); or

(2)	10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person.

Until the Distribution Date:

(1)	the rights will be evidenced by our common stock certificates and will be transferred with and only with such common stock certificates;

(2)	any common stock certificates issued will contain a notation incorporating the rights agreement by reference; and

(3)	the surrender for transfer of any certificates for common stock outstanding will also constitute the transfer of the rights associated with our common stock represented by such certificates.

The rights are not exercisable until the Distribution Date and will expire at the close of business on March 15, 2008, unless earlier redeemed or exchanged by us as described below. As soon as practicable after the Distribution Date, rights certificates will be mailed to holders of record of our common stock as of the close of business on the Distribution Date, and thereafter such separate rights certificates alone will represent the rights.

While each right will initially provide for the acquisition of one Unit of Series A Preferred Stock at the Purchase Price, that will change upon the occurrence of any of the following “Triggering Events”:

(1)	if any person becomes an Acquiring Person, each holder of a right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Series A Preferred Stock or, at our option, our common stock (or, in certain circumstances, cash, property or other securities of ours) having a value equal to twice the amount of the Purchase Price; or

(2)	in the event that, at any time following the Stock Acquisition Date:

(a)	our company is acquired in a merger, statutory share exchange, or other business combination in which our company is not the surviving corporation; or

(b)	50% or more of our assets or earning power is sold or transferred;

each holder of a right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price.

Upon the occurrence of a Triggering Event that entitles rights holders to purchase securities or assets of our company, rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person’s Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles rights holders to purchase common stock of a third party, or upon the authorization of an Exchange (as defined below), rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person’s Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

At any time (including a time after any person becomes an Acquiring Person), we may exchange all or part of the rights (except as set forth below) for shares of our common stock (an “Exchange”) at an exchange ratio of one share per right, as appropriately adjusted to reflect any stock split or similar transaction.

At any time until ten days following the Stock Acquisition Date, we may redeem the rights in whole, but not in part, at a price of $.01 per right (the “Redemption Price”). Additionally, we may thereafter redeem the rights in whole, but not in part, at the Redemption Price (i) provided that such redemption is incidental to a merger or other business combination transaction involving our company, does not involve an Acquiring Person, and in which all holders of our common stock are treated alike or (ii) if an Acquiring Person reduces his beneficial ownership to less than 10% of the outstanding shares of our common stock in a transaction or series of transactions not involving our company. Immediately upon the action of our board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the Redemption Price.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of our company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to us, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Series A Preferred Stock (or other consideration) or for common stock of the acquiring company as set forth above.

Other than certain provisions relating to the principal economic terms of the rights, any of the provisions of the rights agreement may be amended by our board of directors prior to the Distribution Date. After the Distribution Date, the provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, to make certain other changes that do not adversely affect the interests of holders of rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the rights agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the rights are not redeemable.

The rights will not prevent a takeover of our company. However, the rights may cause substantial dilution to a person or group that acquires 15% or more of our common stock unless the rights are first redeemed by our board of directors or an Exchange occurs. Nevertheless, the rights should not interfere with a transaction that is in the best interests of our company and our shareholders because the rights can be redeemed or an Exchange can be effected, before the consummation of such transaction.

The description and terms of the rights are set forth in the amended and restated rights agreement which is attached to our annual report on Form 10-K for the year ended December 31, 2000, as exhibit 4.4 and is incorporated herein by reference.

DESCRIPTION OF OUR WARRANTS

We may issue warrants for the purchase of debt securities, preferred stock or common stock. We may issue the warrants independently or together with any other offered securities, and they may be attached to or separate from the other securities. We will issue each series of warrants under a separate warrant agreement between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of a series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

If we issue warrants, copies of the forms of the warrant agreement and the certificate evidencing the warrants will be incorporated by reference in the registration statement of which this prospectus is a part. You should refer to those documents for a more complete description of the warrants.

The applicable prospectus supplement may describe the following terms of the warrants:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currency, currency unit or composite currency in which the price for the warrants is payable;

•	the designation, aggregate principal amount and terms of the securities purchasable upon exercise of the warrants;

•	the currency, currency units or composite currency in which the principle amount of the securities purchasable upon exercise of the warrants will be denominated;

•	the designation and terms of the offered securities with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the related securities may be separately transferable;

•	the price at which the securities purchasable upon exercise of the warrants may be purchased and the currency in which such price shall be denominated;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of material federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of our common stock at a future date or dates. The price per share of common stock and number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of stock purchase units, consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders’ obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice-versa. These payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

The prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units.

PLAN OF DISTRIBUTION OF THE OFFERED SECURITIES

The offered securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters, or through the firms or other firms acting alone or through dealers. We may also sell the offered securities directly or through agents to investors. The prospectus supplement will contain the names of any agents, dealers or underwriters involved in the sale of the offered securities described in this prospectus, the applicable agent’s commission, dealer’s purchase price or underwriter’s discount and our net proceeds.

The prospectus supplement will describe any underwriting compensation that we pay to underwriters or agents in connection with the offering of offered securities and any discounts, concessions or commissions that the underwriters allow to participating dealers. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be “underwriters” within the meaning of the Securities Act. In addition, any discounts and commissions that the underwriters receive may be deemed to be underwriting discounts and commissions under the Securities Act.

If any underwriters are utilized in the sale of the offered securities, we will execute an underwriting agreement with the underwriters at the time an agreement for the sale is reached. Unless the applicable prospectus supplement states otherwise, the underwriting agreement will provide that the obligations of the underwriters are subject to conditions precedent and that the underwriters with respect to a sale of offered securities will be obligated to purchase all of the offered securities if any are purchased. In connection with the sale of offered securities, the underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agent.

The underwriters may sell offered securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Under the underwriting agreements, underwriters, dealers and agents who participate in the distribution of the offered securities, may be entitled to indemnification by us against some civil liabilities, including liabilities under the Securities Act or contribution with respect to payments that the underwriters, dealers or agents may be required to make. The underwriters of an underwritten offering of offered securities will be listed in the prospectus supplement relating to an offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be listed on the cover of the prospectus supplement.

If indicated in an applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers from some institutions to purchase our offered securities at the public offering price given in the prospectus supplement under “Delayed Delivery Contracts” providing for payment and delivery on the date or dates stated in such prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of offered securities sold under the contracts will not be less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except that:

•	the purchase by an institution of the offered securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

•	if the offered securities are being sold to underwriters, we will have sold to the underwriters the total principal amount of the offered securities less the principal amount covered by contracts.

Agents and underwriters will have no responsibility in respect of the delivery or performance of the contracts.

Some of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

The offered securities may or may not be listed on a national securities exchange or a non-U.S. securities exchange. No assurances can be given that there will be a market for the offered securities.

LEGAL MATTERS

The validity of the offered securities will be passed upon for us by Hunton & Williams LLP Richmond, Virginia. Hugh V. White, Jr., Senior Counsel to the firm of Hunton & Williams LLP, is a member of our board of directors. Hunton & Williams LLP is our principal outside legal counsel.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 29, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

3,400,000 Shares

Common Stock

P R O S P E C T U S   S U P P L E M E N T

                    , 2004

Citigroup

Banc of America Securities LLC

HSBC

SunTrust Robinson Humphrey